 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1998
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                                  CDNOW, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                                --------------
    PENNSYLVANIA                    5735                     23-2813867
   (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
   JURISDICTION OF       CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
  INCORPORATION OR
    ORGANIZATION)

                               610 OLD YORK ROAD
                                   SUITE 300
                             JENKINTOWN, PA 19046
                                (215) 517-7325
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                                  JASON OLIM
         PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                               610 OLD YORK ROAD
                                   SUITE 300
                             JENKINTOWN, PA 19046
                                (215) 517-7325
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                       AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
       ALAN SINGER, ESQ.                      ALAN H. LIEBLICH, ESQ.
  MORGAN, LEWIS & BOCKIUS LLP           SCHNADER HARRISON SEGAL & LEWIS LLP
     2000 ONE LOGAN SQUARE                      1600 MARKET STREET
     PHILADELPHIA, PA 19103                         SUITE 3600
         (215) 963-5000                       PHILADELPHIA, PA 19103
                                                  (215) 751-2000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                                --------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                          SUBJECT TO COMPLETION,

                                                          FEBRUARY 3, 1998

                                3,600,000 SHARES

                                      LOGO

                                  COMMON STOCK
                                 ------------


  All of the 3,600,000 shares of Common Stock offered hereby will be sold by CDnow, Inc. ("CDnow" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock. For factors considered in determining the initial public offering price, see "Underwriting." It is currently estimated that the initial public offering price of the Common Stock will be between $13.00 and $15.00 per share. Immediately upon completion of the Offering, the officers and directors of the Company and entities that employ certain directors collectively will beneficially own approximately 69.3% of the outstanding Common Stock. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "CDNW."

                                 ------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              PRICE     UNDERWRITING   PROCEEDS
                                               TO      DISCOUNTS AND      TO
                                             PUBLIC    COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share................................    $             $            $
--------------------------------------------------------------------------------
Total(3).................................  $             $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information relating to indemnification of the Underwriters.
(2) Before deducting expenses for this Offering, payable by the Company, estimated at $800,000.
(3) The Company and certain shareholders of the Company (the "Selling Shareholders") have granted the Underwriters a 30-day option to purchase up to 405,000 and 135,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
    will be $   , $    and $   , respectively, and the selling stockholders
    would receive aggregate net proceeds of $    . The Company will not receive
    any of the proceeds from the sale of shares by the Selling Shareholders.
    See "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the
offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about    ,
1998.

BT ALEX.BROWN                               NATIONSBANC MONTGOMERY
                                                SECURITIES LLC

                    THE DATE OF THIS PROSPECTUS IS    , 1998

                          [ARTWORK APPEARS HERE]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE COMMON STOCK OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements of the Company and the notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, all information presented in this Prospectus assumes (i) no exercise of the over-allotment option granted by the Company and the Selling Shareholders to the Underwriters, (ii) a 1.5-for-1 stock split to be effected prior to the consummation of this Offering, (iii) the automatic conversion of all outstanding shares of the Company's Series A Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), and Series B Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), into an aggregate of 2,790,131 shares of Common Stock upon the consummation of this Offering, and (iv) the cashless exercise of a warrant held by Alan Meltzer, a director of the Company, into 800,313 net shares of Common Stock upon the consummation of this Offering. Unless the context otherwise requires, each reference to the "Company" or "CDnow" refers to CDnow, Inc. and its subsidiaries and each reference to "CDs" refers collectively to compact discs, cassettes and vinyl records.

                                  THE COMPANY

  CDnow is the leading online retailer of CDs and other music-related products. Its early entry into the online music retailing industry has helped the Company gain a well-recognized brand and a large customer base. The Company strives to combine the advantages of online commerce with superior customer focus in order to be the authoritative source for CDs and other music-related products. The Company's online store, cdnow.com, offers broad selection, informative content, easy-to-use navigation and search capabilities, a high level of customer service, competitive pricing and personalized merchandising and recommendations. With over 250,000 items, the Company believes that it provides a selection of readily-available products that is five to ten times that of a typical music retailer. To assist customers in making music selections, the CDnow store contains approximately 115,000 product notes, reviews and related articles and 270,000 sound samples. The CDnow store is open 24 hours a day, seven days a week and offers its customers convenient and timely product fulfillment, including an overnight delivery option.

  CDnow has grown rapidly since its inception in 1994. Of the 296,000 customers who have made purchases from inception through 1997, 209,000 made their initial purchases in 1997. Average daily visits to the CDnow store have grown from approximately 12,000 in January 1996 to approximately 132,000 in December 1997. The Company's net sales grew to $17.4 million in 1997 compared to $6.3 million in 1996. Net sales for the first, second, third and fourth quarters of 1997 were $2.6 million, $3.0 million, $3.9 million and $7.9 million, respectively. The Company has also generated significant customer loyalty. Despite the Company's rapid acquisition of new customers, repeat customers accounted for over 50% of net sales in 1997.

  The Company believes that a significant opportunity exists for the retailing of music on the Internet. According to the International Federation of the Phonographic Industry, worldwide sales of pre-recorded music in 1996 were approximately $39.8 billion, of which one-third was in North America. Online music retailers currently account for a small but growing portion of total sales. According to Jupiter Communications, Inc. ("Jupiter"), worldwide sales of pre-recorded music over the Internet are projected to grow from approximately $18 million in 1996 to $1.6 billion in 2002.

  A number of characteristics of online music retailing make the sale of pre-recorded music via the Internet particularly attractive relative to traditional retail stores. The Internet offers many data management and multimedia features which enable consumers to listen to sound samples, search for music by genre, title or artist and access a wealth of information and events, including reviews, related articles, music history, news and recommendations. Internet-based retailers can also offer consumers significantly broader product selection, the convenience of home shopping and 24-hour-a-day, seven-day-a-week operations. In addition, Internet-based retailers can serve international consumers without significant incremental cost and more effectively target their direct marketing activities as a result of the extensive customer demographic and behavioral data that they are able to obtain.

  The Company's business strategy is designed to promote the CDnow brand and expand its leadership position by (i) focusing on recorded music retailing,
(ii) providing an innovative and easy-to-use retail concept, (iii) acquiring customers on an efficient basis, (iv) maximizing customer retention, and (v) expanding its customer base through multiple marketing channels. The Company believes that the use of multiple marketing channels allows it to reduce its reliance on any one source of customers, maximize brand awareness and lower average customer acquisition costs. These marketing channels include:

  . Online and Traditional Advertising. The Company promotes its brand through an aggressive marketing campaign using a combination of online and traditional advertising. The Company advertises on the sites of major Internet content and service providers, including Infoseek, Lycos and CNN Interactive, and targeted music-related sites, such as Billboard. CDnow's traditional advertising efforts include radio advertising, such as advertising on the Howard Stern program, and print advertising in music-related publications, including Rolling Stone, Spin and Variety. The Company intends to deploy television advertising and has purchased from CBS national advertising as the exclusive online retailer of recorded music during the 1998 Grammy Awards. The Company has also purchased national advertising during the 1998 American Music Awards.

  . Strategic Alliances with Major Content and Service Providers. The Company seeks to enter into strategic alliances with major Internet content and service providers in order to enhance its new customer acquisition efforts, increase purchases by current customers and expand brand recognition. The Company has recently entered into alliances with Yahoo!, GeoCities and Excite's WebCrawler service that provide for the Company to be the premier online recorded music retailer on certain of their sites with the exclusive right to place music banner advertisements and integrated links to the CDnow store on certain music-related or other specified pages.

  . Cosmic Credit Program. Through its Cosmic Credit Program, CDnow has arrangements with over 10,000 small Web sites, typically fan sites devoted to particular musical artists. The Company provides these sites with embedded hyperlinks through which potential customers can immediately be connected to the CDnow store.

  . Direct Marketing Techniques. The Company uses direct marketing techniques to target new and existing customers with communications and promotions. The Company sends a personalized e-mail newsletter to its customers that includes purchase recommendations based on demonstrated customer preferences and prior purchases.

  The business of the Company was commenced as a sole proprietorship in February 1994. The Company was incorporated in Pennsylvania in April 1995. Its principal offices are located at 610 Old York Road, Suite 300, Jenkintown, Pennsylvania, 19046 and its telephone number is (215) 517-7325.

                                  THE OFFERING

Common Stock offered by the Company...   3,600,000 shares

Common Stock to be outstanding
  after the Offering..................  15,036,128 shares(1)

Use of proceeds.......................  For the repayment of short-term indebtedness; sales and marketing
                                        expenses, including payments due under
                                        strategic alliances; improvements to
                                        the Company's Web site and other
                                        capital expenditures; working capital;
                                        and other general corporate purposes.

Proposed Nasdaq National Market symbol..CDNW
--------------------

(1) Includes the cashless exercise of a warrant into 800,313 net shares of Common Stock. Excludes (i) 721,914 shares of Common Stock issuable upon the exercise of options outstanding as of January 31, 1998 under the Company's 1996 Equity Compensation Plan (the "Equity Compensation Plan") at a weighted average exercise price of $2.99 per share, (ii) 878,086 shares reserved for future grants under the Equity Compensation Plan and (iii) 367,253 shares of Common Stock issuable upon the exercise of warrants outstanding as of January 31, 1998 at a weighted average exercise price of $4.05 per share. See "Management--Equity Compensation Plan" and "Description of Capital Stock."

  This Prospectus contains forward-looking statements that address, among other things, the Company's business strategy, use of proceeds, projected capital expenditures, liquidity, possible business relationships and possible effects of changes in government regulation. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" as well as in the Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including those factors discussed below under "Risk Factors" and set forth in this Prospectus generally.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                            PERIOD FROM
                                             INCEPTION
                                           (FEBRUARY 12,
                                             1994) TO          YEAR ENDED DECEMBER 31,
                                           DECEMBER 31,  -------------------------------------
                                              1994(1)     1995(1)       1996          1997
                                           ------------- ----------  -----------  ------------
STATEMENT OF OPERATIONS
 DATA:
 Net sales................................   $103,116    $2,176,474  $ 6,300,294  $ 17,372,795
 Cost of sales............................     92,962     1,844,612    5,363,989    14,541,765
                                             --------    ----------  -----------  ------------
  Gross profit............................     10,154       331,862      936,305     2,831,030
 Operating expenses:
  Operating and development...............     26,946       149,982      523,080     2,179,726
  Sales and marketing.....................     12,945       200,972      621,454     9,242,179
  General and administrative..............     28,712       180,573      563,593     1,968,218
  Dispute settlement(2)...................      --           --        1,024,030       --
                                             --------    ----------  -----------  ------------
  Total operating expenses................     68,603       531,527    2,732,157    13,408,123
                                             --------    ----------  -----------  ------------
  Operating loss..........................    (58,449)     (199,665)  (1,795,852)  (10,577,093)
 Interest expense, net....................      --           (1,248)     (14,556)     (170,312)
                                             --------    ----------  -----------  ------------
 Net loss.................................   $(58,449)   $ (200,913) $(1,810,408) $(10,747,405)
                                             ========    ==========  ===========  ============
 Pro forma net loss per share(3)..........                                        $      (0.91)
                                                                                  ============
 Pro forma weighted average number of
  common and common equivalent shares(3)..                                          11,765,287

OPERATING DATA:
 Customers(4)......  1,787      26,953       87,859        296,450
                                      DECEMBER 31, 1997
                           -----------------------------------------
                                                        PRO FORMA
                             ACTUAL     PRO FORMA(5)  AS ADJUSTED(6)
BALANCE SHEET DATA:        -----------  ------------  --------------
 Cash and cash equiva-
  lents..................  $10,686,001  $10,686,001    $50,980,501
 Working capital (defi-
  cit)...................   (1,218,005)  (1,218,005)    44,564,386
 Total assets............   16,448,425   16,448,425     56,655,528
 Long-term debt, exclud-
  ing current portion....      962,144      962,144        962,144
 Redeemable convertible
  preferred stock........    9,492,594       --             --
 Total shareholders' eq-
  uity (deficit).........   (9,752,450)    (259,856)    45,522,535

--------------------

(1) The business of the Company was established as a sole proprietorship in February 1994 and commercial operations were commenced in August 1994. The Company was incorporated in April 1995.
(2) In December 1996, in settlement of a dispute, the Company issued 882,606 shares of Common Stock to certain persons. See "Certain Relationships and Related Transactions" and Note 7 to Notes to Financial Statements.
(3) See Note 2 to Notes to Financial Statements for an explanation of the determination of the number of Common shares and Common share equivalents used in computing the pro forma net loss per share.
(4) Cumulative number of customers who have purchased products from the Company from inception of its business in August 1994 through the end of period.
(5) Represents actual data as adjusted to give effect to the conversion of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock into 2,790,131 shares of Common Stock upon the consummation of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions" and "Principal Stockholders."
(6) Represents pro forma data as adjusted to give effect to the sale of 3,600,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $14.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses), the application of the estimated net proceeds therefrom and the write-off of approximately $290,000 of debt discount and deferred financing costs in connection with the repayment of the Series A Notes. See "Capitalization" and "Use of Proceeds."

                                 RISK FACTORS

  The following risk factors, as well as the other information contained in this Prospectus, should be considered carefully before purchasing the Common Stock offered hereby.

  Limited Operating History; History of Losses and Expectation of Future Losses. The Company was founded in February 1994 and began selling music-related products in August 1994. Accordingly, the Company has only a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks include, but are not limited to, possible inability to respond promptly to changes in a rapidly evolving and unpredictable business environment and the risk of inability to manage growth. To address these risks, the Company must, among other things, expand its customer base, successfully implement its business and marketing strategies, continue to develop and upgrade its Web site and transaction-processing systems, provide superior customer service, respond to competitive developments, and attract and retain qualified personnel. If the Company is not successful in addressing such risks, it will be materially adversely affected.

  Since inception, the Company has incurred significant losses, and as of December 31, 1997 had accumulated losses of $12.8 million. For the year ended December 31, 1997, the Company's net loss was $10.7 million. The Company intends to invest heavily in marketing and promotion, Web site development and technology, and development of its administrative organization. As a result, the Company believes that it will incur substantial operating losses for the foreseeable future, and that the rate at which such losses will be incurred will increase significantly from current levels. Because the Company has relatively low product gross margins, achieving profitability given planned investment levels depends upon the Company's ability to generate and sustain substantially increased revenue levels. There can be no assurance that the Company will be able to generate sufficient revenues to achieve or sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on Continued Growth of Online Commerce. The Company's long-term viability is substantially dependent upon the widespread consumer acceptance and use of the Internet as a medium of commerce. Use of the Internet as a means of effecting retail transactions is at an early stage of development, and demand and market acceptance for recently introduced services and products over the Internet is very uncertain. The Company cannot predict the extent to which consumers will be willing to shift their purchasing habits from traditional retailers to online retailers.

  The Internet may not become a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally and CDnow in particular. Moreover, adverse publicity and consumer concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, the Company would be materially adversely affected.

  Competition. The online commerce market is new, rapidly evolving and intensely competitive, and the Company expects that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. According to Jupiter, there were approximately 100 online music retailers as of June 1997. In addition, the broader retail music industry is intensely competitive. The Company currently competes with a variety of companies, including (i) online vendors of music, music videos and other related products, (ii) online vendors of movies, books and other related products, (iii) online service providers which offer music products directly or cooperation with other retailers, (iv) traditional retailers of music products, including specialty music retailers, (v) other retailers that offer music products, including mass merchandisers, superstores and consumer electronic stores; and (vi) non-store retailers such as music clubs. Many of these traditional retailers also support dedicated Web sites which compete directly with the Company.

  The Company believes that the principal competitive factors in its online market are brand recognition, selection, variety of value-added services, ease of use, site content, quality of service, technical expertise and price. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and diminished brand recognition.

  There can be no assurance that the Company will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures of the Company. For example, applications that select specific titles from a variety of Web sites based on factors such as price may channel customers to online retailers that compete with the Company. In addition, many companies that allow access to transactions through network access or Web browsers promote the Company's competitors and could charge the Company a substantial fee for inclusion.

  Risk of Inability to Manage Potential Growth. The Company has rapidly expanded its operations. This expansion has placed, and is expected to continue to place, a significant strain on the Company's management, operations, systems, and financial resources. From December 31, 1994 to December 31, 1997, the Company has grown from three to 111 employees, and several members of the Company's senior management have only recently joined the Company. CDnow's recently hired employees also include a number of key managerial, technical and operations personnel, and the Company expects to add additional key personnel in the near future. To manage its recent growth and any further growth of its operations and personnel, the Company must improve existing operations and systems and expand and integrate its employee base. If the Company is unable to manage its growth effectively, it will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Employees."

  Need for Additional Funds. The Company anticipates that the net proceeds from this Offering, together with other available resources, will be sufficient to fund the Company's operations for at least the next 12 months. However, the Company's capital requirements depend on several factors, including the rate of market acceptance, the ability to expand the Company's customer base, the level of expenditures for sales and marketing, the cost of Web site upgrades and other factors. If capital requirements vary materially from those currently planned, the Company may require additional financing sooner than anticipated. Regardless of when needed, there can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. If equity securities are issued in connection with a financing, dilution to the Company's shareholders may result, and if additional funds are raised through the incurrence of debt, the Company may become subject to restrictions on its operations and finances. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

  Reliance on Certain Vendors. The Company's primary provider of order fulfillment for recorded music titles is Valley Record Distributors, Inc. ("Valley"). For the year ended December 31, 1997, payments to Valley accounted for approximately 78% of the Company's cost of sales. The Company has no fulfillment operation or facility of its own and, accordingly, is dependent upon maintaining its existing relationship with Valley or establishing a new fulfillment relationship with one of the few other fulfillment operations. There can be no assurance that the Company will maintain its relationship with Valley beyond the term of its existing two year agreement with Valley, which expires in June 1999, or that it will be able to find an alternative, comparable vendor capable of providing fulfillment services on terms satisfactory to the Company should its relationship with Valley terminate. An unanticipated termination of the Company's relationship with Valley, particularly during the fourth quarter of the calendar year in which a high percentage of recorded music sales are made, could materially adversely affect the Company's results of operations for the quarter in which such termination occurred even if the Company was able to establish a relationship with an alternative vendor. Valley may terminate its existing agreement with the Company upon 30 days' written notice, in the event that Valley decides to discontinue providing fulfillment services to all of Valley's online service customers. To date, Valley has satisfied the Company's requirements on a timely basis. However, to the extent that Valley does not have sufficient capacity and is unable to satisfy on a timely basis increasing requirements of the Company, the Company would be materially adversely affected.

  As is the case with Valley, the Company generally relies on a single vendor for order fulfillment with respect to each product line carried by the Company. Therefore, the loss of any one vendor could materially and adversely affect the Company's sales of that product line. While the Company seeks to negotiate multi-year contracts with its vendors to ensure the availability of merchandise, there can be no assurance that the Company's current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to establish new vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If the Company were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, it would be materially adversely affected. See "Business--Fulfillment."

  Risk of System Failure; Absence of Redundant Facilities; Capacity Constraints. The Company's business is dependent on the efficient and uninterrupted operation of its computer and communications hardware systems. Substantially all of the Company's computer and communications hardware is located at a single leased facility in Jenkintown, Pennsylvania. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Any system interruptions, including any interruptions in the Company's Internet connections or internal systems problems, that result in the unavailability of the Company's Web site or reduced transaction processing performance would reduce the volume of products sold and the attractiveness of the Company's product and service offerings and could, therefore, materially adversely affect the Company. The Company has, from time to time, experienced periodic systems interruptions, and anticipates that such interruptions will occur in the future. The Company does not presently have redundant systems or a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur.

  Any substantial increase in the volume of traffic on the Company's Web site or the number of orders placed by customers will require the Company to expand and upgrade further its technology, transaction-processing systems and network infrastructure. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the use of its Web site or expand and upgrade its systems and infrastructure to accommodate such increases. The failure to appropriately upgrade its systems and infrastructure would have a material adverse effect on the Company.

  Security Risks. A significant barrier to online commerce is concern regarding the security of transmission of confidential information. The Company relies on encryption and authentication technology licensed from third parties that is designed to facilitate the secure transmission of confidential information, such as customer credit card numbers. Nevertheless, the Company's infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. To the extent that activities of the Company or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. Therefore, the Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company. See "Business--Technology."

  Risk of Reliance on Internally Developed Systems. The Company uses an internally developed system for its Web site, search engine and substantially all aspects of its transaction processing and order management. The Company's inability to modify this system as necessary to accommodate increased traffic on its Web site or increased volume through its transaction processing and order management systems may cause unanticipated system disruptions, slower response times, impaired quality and speed of order fulfillment, degradation in customer service, and delays in reporting accurate financial information. Any of these events could have a material adverse effect on the Company.

  Increased Reliance Upon Online and Traditional Advertising and Strategic Alliances. The Company is increasingly relying on online and traditional advertising and certain strategic alliances to attract users to its Web site. The Company has recently committed substantial resources to promoting its brand name through a campaign that includes online, radio and television advertising. The Company has also entered into strategic alliances with Yahoo! Inc. ("Yahoo!") with respect to certain areas on the Yahoo! service, Excite, Inc. ("Excite") with respect to its WebCrawler service and GeoCities Inc. ("GeoCities") with respect to certain areas on the GeoCities service. The Company's ability to generate revenues will depend on increased traffic and purchases that the Company expects to generate through these efforts. There can be no assurance that these efforts will generate any substantial number of new customers or net sales or that the Company's infrastructure will be sufficient to handle the increased traffic resulting therefrom. Moreover, there can also be no assurance that the Company will be able to renew successful advertising programs or maintain its strategic alliances beyond their initial terms or that additional third-party alliances will be available to the Company on acceptable commercial terms or at all. The inability to maintain and further develop its advertising campaign or strategic alliances could have a material adverse effect on the Company.

  Potential Fluctuation in Quarterly Operating Results. The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include (i) its ability to retain existing customers, attract new customers and maintain customer satisfaction, (ii) the introduction of new or enhanced Web pages, services, products and strategic alliances by the Company and its competitors,
(iii) price competition or higher wholesale prices, (iv) the level of use of the Internet and consumer acceptance of the Internet for the purchase of recorded music, (v) seasonality of recorded music sales, (vi) its ability to upgrade and develop its systems and infrastructure and attract qualified personnel, (vii) technical difficulties, system downtime or Internet brownouts, (viii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (ix) the timing of Company promotions and sales programs,
(xii) the level of merchandise returns experienced by the Company, (xi) government regulation and (xii) general economic conditions and economic conditions specific to the Internet and the music industry.

  The Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns affecting sales of recorded music. Sales in the traditional retail music industry are significantly higher in the fourth calendar quarter of each year than in the preceding three quarters. However, to date, the Company's limited operating history and rapid growth make it difficult to ascertain the effects of seasonality on its business. Therefore, the Company believes that period-to-period comparisons of the Company's historical results are not necessarily meaningful and should not be relied upon as an indication of future results. The Company's results of operations in future periods may not meet the expectations of securities analysts and investors, in which case the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results and Seasonality".

  Rapid Technological Change. To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of its site and develop new features to meet customer needs. The Internet is characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions and the emergence of new industry standards and practices that could render the Company's existing Web site, technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technology that address the needs of its customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If the Company is unable to use new technologies effectively or adapt its Web site, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, it would be materially adversely affected. See "Business-- Technology."

  No Designated Use for Substantial Portion of Net Proceeds. The Company has not designated any specific use for a significant portion of the net proceeds from the sale by the Company of the Common Stock offered hereby. The net proceeds of this offering will be used by the Company to repay certain short-term indebtedness, to fund its obligations under its strategic alliances, to finance its sales and marketing campaign, to make improvements to and expand the capacity of its Web site, to make certain other capital expenditures and for working capital and other general corporate purposes. However, the Company cannot, with precision, estimate the portion of the net proceeds to be devoted to certain of these uses. From time to time, the Company may evaluate potential acquisitions involving complementary businesses, content, products or technologies. However, the Company has no present agreements with respect to any material acquisition or investment. Accordingly, management will have significant flexibility in applying the net proceeds of this Offering. See "Use of Proceeds."

  Trademarks and Proprietary Rights; Unlicensed Arrangements and Materials; Risk of Claims Resulting from Lack of License Rights. The Company regards its trademarks, trade secrets and similar intellectual property as valuable to its business, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, partners and others to protect its proprietary rights. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation or infringement of its proprietary property.

  The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company.

  Through its Cosmic Credit Program, the Company is establishing a network of links with numerous small Web sites, typically fan sites devoted to particular musical artists, that permit customers to connect to the Company's site through an embedded hyperlink. See "Business--Marketing and Promotion. " Many of the sites are not officially sanctioned by the artists to which they relate, nor do they have licenses from the artists for use of any intellectual property of the artists, their licensees or record companies which the sites may display. There can be no assurance that the artists, their licensees or record companies will not assert infringement claims against the Cosmic Credit sites and the Company because of its relationships with these sites. In addition, the Company's primary provider of artist and music-related information, such as reviews, articles, photographs and images, which the Company displays in its online retail store, has represented to the Company that it may not have a license to distribute a portion of such information. There can be no assurance that the owners (or their licensees) of intellectual property rights in such information will not assert infringement claims against the provider and the Company. Moreover, the Company has been subject to claims and expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims could result in substantial costs and diversion of resources, even if ultimately decided in favor of the Company, and could have a material adverse effect on the Company, particularly if judgments on such claims are adverse to the Company. If a claim is asserted alleging that the Company has infringed the proprietary rights of a third party, the Company may be required to seek licenses to continue to use such intellectual property. The failure to obtain the necessary licenses or other rights at a reasonable cost could have a material adverse effect on the Company.

  Government Regulation and Legal Uncertainties. The Company is subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable to access to the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The enactment of any additional laws or regulations may impede the growth of the Internet which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company.

  The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, contests and sweepstakes, libel, personal privacy, rights of publicity, language requirements and content restrictions, is uncertain and could expose the Company to substantial liability. The laws of certain foreign countries provide the owner of copyrighted products with the exclusive right to expose, through sound and video samples, copyrighted items for sale to the public and the right to distribute such products. Any new legislation or regulation, or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company. For example, major U.S.-based online services (and personnel) have been challenged by German authorities for making certain content accessible in Germany. If the Company were alleged to violate federal, state or foreign, civil or criminal law, even if the Company could successfully defend such claims, it could have a material, adverse impact on the Company. The Company is also aware that one foreign distribution affiliate of a major record label has sought to enjoin the sale of music-related products by an Internet retailer in a particular foreign country. If successful, this and other distributors located in certain foreign countries could similarly seek to enjoin Internet retailers such as the Company, which could materially adversely affect the Company.

  The Company believes that its use of third party material on its Web sites is permitted under current provisions of copyright law. However, legal rights to certain aspects of Internet content and commerce are not clearly settled and the Company's ability to rely upon one or more exemptions or defenses under copyright law is uncertain. There can be no assurance that the Company will be able to continue to provide rights to information, including downloadable music samples and artist, record and other information. The failure to be able to offer such information could have a material adverse effect on the Company.

  In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet. Any such new legislation or regulation or application or interpretation of existing laws could have a material adverse effect on the Company's business, results of operations and financial condition.

  U.S. and foreign laws regulate certain uses of customer information and development and sale of mailing lists. The Company believes that it is in material compliance with such laws, but new restrictions may arise in this area that could have an adverse affect on the Company.

  The law regarding linking to and framing of third party Web sites without permission is uncertain. The Company believes that its linking and framing activities are lawful, but there is a possibility that it may be asked to pay a license fee or cease linking or framing.

  Possible Liability for Publishing or Distributing Content over the
Internet. Due to the fact that the Company may be considered a publisher or distributor of both its own and third party content, as well as the fact that such material may be downloaded or copied from its Web sites and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement, invasion of privacy and publicity, unfair competition or other theories based on the nature and content of such material. Such claims have been brought, and sometimes successfully pressed, against online services in the past. For example, claims could be made against the Company if material deemed inappropriate for viewing by young children could be accessed though the Company Web sites. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify the Company for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company.

  Potential Liability for Sales and Other Taxes. The Company does not currently collect sales or other similar taxes in respect of shipments of goods into states other than Pennsylvania, California and Florida. New state tax regulations may subject the Company to the assessment of sales and income taxes in additional states. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet and catalogue retailing and are currently considering an agreement with certain of these companies regarding the assessment and collection of sales taxes. The Company is not a party to any such discussions. As the Company's service is available over the Internet in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. The failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify.

  Dependence on Key Personnel; Need for Additional Personnel. The Company's success is substantially dependent on the ability and experience of its senior management and other key personnel, particularly Jason Olim, its President, Chief Executive Officer and Chairman of the Board. Moreover, to accommodate its current size and manage its anticipated growth, the Company must maintain and expand its employee base. Competition for personnel, particularly persons having software development and other technical expertise, is intense, and there can be no assurance that the Company will retain existing personnel or hire additional, qualified personnel. The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company. See "Business--Employees" and "Management."

  Control of the Company. Immediately upon completion of this offering, approximately 20.0%, 20.0%, 11.5% and 15.4% of the outstanding Common Stock will be beneficially owned by Jason Olim, the Company's President, Chief Executive Officer and Chairman of the Board; Matthew Olim, the Company's Technical Lead and Jason Olim's brother; Alan Meltzer, a director of the Company; and Grotech Partners, IV, one of the managing directors of which is Patrick Kerins, a director of the Company. As a result, such persons, acting together, will have the ability to control all matters submitted to shareholders of the Company for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Company's Common Stock. See "Principal Shareholders" and "Certain Relationships and Related Transactions."

  No Prior Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or continue after this offering. The initial public offering price has been determined by negotiations among the Company and BT Alex. Brown Incorporated and NationsBanc Montgomery Securities LLC, as representatives of the Underwriters, and may not be indicative of the market price for the Common Stock after this offering. See "Underwriting" for factors to be considered in determining the initial public offering price. From time to time after this offering, there may be significant volatility in the market price of the Common Stock. Quarterly operating results of the Company, deviations in results of operations from estimates of securities analysts, changes in general conditions in the economy or the Internet services industry or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Any such fluctuations that occur following completion of this offering may adversely affect the market price of the Common Stock.

  Risks Associated with the Year 2000. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

  The Company does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000. The Company intends to conduct an analysis in 1998 to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, or the extent to which it would be vulnerable to the suppliers' failure to remediate any Year 2000 issues on a timely basis. The failure of a major supplier subject to the Year 2000 to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have a material adverse effect on the Company. In addition, most of the purchases from the Company's store are made with credit cards, and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to the Year 2000 issues that are not rectified by their credit card vendors.

  Risks Associated with International Sales. For the year ended December 31, 1997, international sales accounted for approximately 29% of the Company's net sales. While the Company expects that its percentage of net sales from international markets may decrease in future periods due to a substantial increase in domestic marketing and advertising, it expects that international sales will continue to represent a significant portion of its net sales. The Company's international business activities are subject to a variety of potential risks, including the adoption of laws or political and economic conditions that would restrict or eliminate the Company's ability to do business in certain jurisdictions. While the Company currently transacts business in U.S. dollars, to the extent that it determines to transact business in foreign currencies, the Company will become subject to the risks attendant to transacting in foreign currencies, including potential adverse effects of exchange rate fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Potential Adverse Market Impact of Shares Eligible for Future Sale. The 3,600,000 shares of Common Stock offered hereby (other than shares purchased by "affiliates" of the Company) will be freely tradeable immediately following this offering. All of the remaining outstanding shares (the "Restricted Shares"), have or will become available for sale in the public market during 1998 subject, in certain instances, to the applicable resale limitations of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Company intends to file a Registration Statement on Form S-8 covering up to 1,600,000 shares issuable upon exercise of stock options under the Equity Compensation Plan. Such shares, upon issuance, will be immediately available for resale (in the case of holders that are affiliates of the Company, subject to certain limitations under Rule 144). The Company's officers, directors and certain shareholders, who hold, in the aggregate, approximately 11,394,884 shares of Common Stock, have agreed not to sell any shares of Common Stock (excluding shares of Common Stock offered by this Prospectus or shares purchased in the open market) for a period of 180 days following the consummation of this offering without the prior written consent of BT Alex. Brown Incorporated. Thereafter, these shares may become either freely resalable or eligible for sale pursuant to the applicable resale limitations of Rule 144. In addition, beneficial owners of approximately 5,746,307 shares of Restricted Stock have demand and piggyback registration rights with respect to those shares. Sales of substantial amounts of Common Stock in the public market or the availability of substantial amounts of such stock for sale subsequent to this Offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

  Anti-Takeover Provisions; Possible Issuances of Preferred Stock and Classified Board. Certain provisions of Pennsylvania law could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. In addition, shares of the Company's Preferred Stock, no par value (the "Preferred Stock"), may be issued by the Board of Directors without shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. In addition, the Company's Amended and Restated Bylaws divide the Board of Directors into three classes, each serving a staggered three-year term. The issuance of Preferred Stock and the existence of a classified board could have the effect of delaying, deterring or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock. See "Management" and "Description of Capital Stock-- Preferred Stock."

  Immediate and Substantial Dilution. The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their shares of Common Stock in the amount of $10.97 per share (based on an assumed offering price of $14.00 per share and after giving effect to underwriting discounts and commissions and estimated offering expenses). See "Dilution." In the event the Company offers additional Common Stock in the future, including shares that may be issued upon exercise of stock options, purchasers of Common Stock in this offering may experience further dilution in the net tangible book value per share of the Common Stock of the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 3,600,000 shares of Common Stock offered hereby at an assumed public offering price of $14.00 per share are estimated to be $46.1 million (approximately $51.3 million if the Underwriters' overallotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses.

  The net proceeds from this offering will be used by the Company as follows: approximately $5.8 million to retire the Series A Notes; approximately $12.0 million on advertising and promotion; an aggregate minimum of $6.4 million due under the Company's strategic alliance agreements expected to be paid to Yahoo!, GeoCities and Excite during the next 12 months; approximately $3.0 million to make enhancements to, and expand the capacity of, the Company's Web site, and for other capital expenditures; and the balance for working capital and other general corporate purposes, which may include additional payments due under the Company's existing strategic alliances, payments due under any new strategic alliances and future advertising and promotion activities. The Series A Notes were issued on November 26, 1997 to certain investors (including $1.0 million to Grotech Partners IV, L.P., a significant stockholder of the Company), bear interest at the rate of 12% per annum and are repayable in full upon the consummation of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions."

  The amounts actually expended for each purpose, other than the repayment of the indebtedness and the payments due under strategic alliance agreements described above, will be determined at the discretion of the Company. The Company's future capital requirements and the allocation of the net proceeds of this offering, will depend on many factors, including the entrance into new strategic alliances, increases in advertising and promotions, growth of the Company's customer base and other factors. Accordingly, the actual amount of proceeds devoted to each purpose other than the repayment of indebtedness may vary substantially from the amount set forth above. From time to time the Company may evaluate potential acquisitions involving complementary businesses, content, products or technologies. The Company has no present agreements or understanding with respect to any such acquisition.

  Pending utilization of the net proceeds of this offering, the Company intends to invest the funds in short-term, interest-bearing, investment-grade obligations. The Company believes that the net proceeds from this offering, together with its current cash and cash equivalents, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements, applicable contractual restrictions and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1997, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the conversion of the outstanding Series A Preferred Stock and Series B Preferred Stock into 2,790,131 shares of Common Stock upon the consummation of this offering and the cashless exercise by Alan Meltzer, a director of the Company, of a warrant for 871,710 shares of common stock for $1.0 million into 800,313 net shares of Common Stock which is expected to occur upon the consummation of this offering and (iii) the pro forma capitalization, as adjusted to reflect the issuance and sale of the 3,600,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share, the application of the estimated net proceeds therefrom and the write-off of approximately $290,000 of debt discount and deferred financing costs in connection with the repayment of the Series A Notes. See "Use of Proceeds." This table should be read in conjunction with the Financial Statements and the notes thereto and the other financial information included elsewhere in this Prospectus.

                                                  DECEMBER 31, 1997
                                         -------------------------------------
                                                                    PRO FORMA
                                           ACTUAL      PRO FORMA   AS ADJUSTED
                                         -----------  -----------  -----------
Cash.................................... $10,686,001  $10,686,001  $50,980,501
                                         ===========  ===========  ===========
Series A Notes.......................... $ 5,575,288  $ 5,575,288  $    --
                                         ===========  ===========  ===========
Long-term debt, excluding current
 portion................................ $   962,144  $   962,144  $   962,144
                                         -----------  -----------  -----------
Redeemable Series A and Series B
 Convertible Preferred Stock............   9,492,594       --           --
                                         -----------  -----------  -----------
Shareholders' equity (deficit):
  Preferred Stock, no par value;
   20,000,000 shares authorized; 254,582
   shares Series A Convertible Preferred
   Stock and 1,605,505 shares of Series
   B Convertible Preferred Stock issued
   and outstanding actual; no shares
   issued and outstanding pro forma and
   pro forma as adjusted................      --          --           --
  Common Stock, no par value; 50,000,000
   shares authorized; 7,845,684 shares
   issued and outstanding actual(1);
   11,436,128 shares issued and
   outstanding pro forma(1)(2);
   15,036,128 shares issued and
   outstanding pro forma as
   adjusted(1)(2).......................     579,549   10,072,143   56,144,143
  Additional paid-in capital............   1,325,817    1,325,817    1,325,817
  Deferred compensation.................    (434,776)    (434,776)    (434,776)
  Accumulated deficit................... (11,223,040) (11,223,040) (11,512,649)
                                         -----------  -----------  -----------
    Total shareholders' equity (defi-
     cit)...............................  (9,752,450)    (259,856)  45,522,535
                                         -----------  -----------  -----------
      Total capitalization.............. $   702,288  $   702,288  $46,484,679
                                         ===========  ===========  ===========

---------------------

(1) Excludes (i) 721,914 shares of Common Stock issuable upon the exercise of options outstanding as of January 31, 1998 under the Company's 1996 Equity Compensation Plan (the "Equity Compensation Plan") at a weighted average exercise price of $2.99 per share, (ii) 878,086 shares of Common Stock reserved for future grants under the Equity Compensation Plan and (iii) 367,253 shares of Common Stock issuable upon the exercise of warrants outstanding as of January 31, 1998 at a weighted average exercise price of $4.05 per share. See "Management--Equity Compensation Plan" and "Description of Capital Stock."

(2) Includes the cashless exercise of a warrant into 800,313 net shares of Common Stock, as discussed above.

                                   DILUTION

  At December 31, 1997, the pro forma net tangible book value of the Company was a deficit of approximately $(473,000) or $(0.04) per share of Common Stock after giving effect to the conversion of the outstanding Series A Preferred Stock and Series B Preferred Stock into 2,790,131 shares of Common Stock and the cashless exercise, by Alan Meltzer, a director of the Company, of a warrant into 800,313 net shares of Common Stock upon the consummation of this Offering. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding on a pro forma basis for the period immediately prior to this offering. After giving effect to the sale by the Company of 3,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses and the write-off of $290,000 of debt discount and deferred financing costs in connection with the repayment of the Series A Notes, the pro forma net tangible book value of the Company at December 31, 1997 would have been $45.5 million or approximately $3.03 per share. This represents an immediate increase in the pro forma net tangible book value of $3.07 per share to existing shareholders and immediate dilution of $10.97 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share.............          $14.00
     Pro forma net tangible book value per share as of December
      31, 1997.................................................  $(0.04)
     Increase in pro forma combined net tangible book value per
      share attributable to new investors......................    3.07
                                                                 ------
   Pro forma net tangible book value per share after this
    offering...................................................            3.03
                                                                         ------
   Dilution per share to new investors.........................          $10.97
                                                                         ======

  The following table sets forth, on an adjusted basis as of December 31, 1997, the number of shares of Common Stock purchased from the Company (assuming the conversion of the Series A Preferred Stock and Series B Preferred Stock into 2,790,131 shares of Common Stock and the cashless exercise of a warrant for 800,313 net shares of Common Stock which is expected to occur upon the consummation of this offering), the total cash consideration paid and the average price per share paid by the existing holders of Common Stock and by new investors, before deducting estimated underwriting discounts and commissions and expenses payable by the Company, at an assumed initial public offering price of $14.00 share:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
   Existing shareholders..  11,436,128   76.1% $12,583,787   20.0%    $ 1.10
   New investors..........   3,600,000   23.9%  50,400,000   80.0%     14.00
                            ----------  -----  -----------  -----
     Total................  15,036,128  100.0% $62,985,825  100.0%
                            ==========  =====  ===========  =====

  The foregoing tables exclude (i) 721,914 shares of Common Stock issuable upon the exercise of options outstanding as of January 31, 1998 under the Equity Compensation Plan at a weighted average exercise price of $2.99 per share, (ii) 878,086 shares of Common Stock reserved for future grants under the Equity Compensation Plan and (iii) 367,253 shares of Common Stock issuable upon the exercise of warrants outstanding as of January 31, 1998 at a weighted average exercise price of $4.05 per share. See "Management--Equity Compensation Plan," "Description of Common Stock" and Note 8 to Notes to Financial Statements. The exercise of outstanding options and warrants having an exercise price less than the initial public offering price would increase the dilution to new investors illustrated by the foregoing tables.

                     SELECTED FINANCIAL AND OPERATING DATA

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this Prospectus. The selected statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the selected balance sheet data as of December 31, 1996 and 1997 have been derived from the Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this Prospectus. The selected statement of operations data for the period from inception (February 12, 1994) to December 31, 1994 and the selected balance sheet data as of December 31, 1994 and 1995 have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants, not included in this prospectus.

                            PERIOD FROM
                             INCEPTION
                           (FEBRUARY 12,
                             1994) TO          YEAR ENDED DECEMBER 31,
                           DECEMBER 31,  -------------------------------------
                              1994(1)     1995(1)       1996          1997
                           ------------- ----------  -----------  ------------
STATEMENT OF OPERATIONS
 DATA:
 Net sales................   $103,116    $2,176,474  $ 6,300,294  $ 17,372,795
 Cost of sales............     92,962     1,844,612    5,363,989    14,541,765
                             --------    ----------  -----------  ------------
  Gross profit............     10,154       331,862      936,305     2,831,030
 Operating expenses:
  Operating and develop-
   ment...................     26,946       149,982      523,080     2,179,726
  Sales and marketing.....     12,945       200,972      621,454     9,242,179
  General and administra-
   tive...................     28,712       180,573      563,593     1,986,218
  Dispute settlement(2)...      --           --        1,024,030       --
                             --------    ----------  -----------  ------------
  Total operating ex-
   penses.................     68,603       531,527    2,732,157    13,408,123
                             --------    ----------  -----------  ------------
  Operating loss..........    (58,449)     (199,665)  (1,795,852)  (10,577,093)
 Interest expense, net....      --           (1,248)     (14,556)     (170,312)
                             --------    ----------  -----------  ------------
 Net loss.................   $(58,449)   $ (200,913) $(1,810,408) $(10,747,405)
                             ========    ==========  ===========  ============
 Pro forma net loss per
  share(3)................                                        $      (0.91)
                                                                  ============
 Pro forma weighted
  average number of common
  and common equivalent
  shares(3)...............                                          11,765,287
OPERATING DATA:
 Customers(4).............      1,787        26,953       87,859       296,450
                                             DECEMBER 31,
                           ---------------------------------------------------
                               1994         1995        1996          1997
                           ------------- ----------  -----------  ------------
BALANCE SHEET DATA:
 Cash and cash
  equivalents.............   $  2,008    $   43,812  $   775,865  $ 10,686,001
 Working capital
  (deficit)...............    (42,206)     (235,478)     231,455    (1,218,005)
 Total assets.............     25,765       268,468    1,575,459    16,448,425
 Long-term debt, excluding
  current portion.........      --            9,519       91,133       962,144
 Redeemable convertible
  preferred stock.........      --           --          --          9,492,594
 Total shareholders'
  equity (deficit)........    (18,449)      (99,362)     514,017    (9,752,450)

---------------------
(1) The business of the Company was established as a sole proprietorship in February 1994 and commercial operations were commenced in August 1994. The Company was incorporated in April 1995.
(2) In December 1996, in settlement of a dispute, the Company issued 882,606 shares of Common Stock to certain persons. See "Certain Relationships and Related Transactions" and Note 7 to Notes to Financial Statements.
(3) See Note 2 to Notes to Financial Statements for an explanation of the determination of the number of Common shares and Common share equivalents used in computing pro forma per share amount.
(4) Cumulative number of customers who have purchased products from the Company from inception of its business in August 1994 through the end of period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains certain statements of a forward-looking nature relative to future events or the financial performance of the Company. Actual events or results may differ materially from those indicated by such forward-looking statements for a variety of reasons, including the matters set forth under the caption "Risk Factors."

  CDnow is the leading online retailer of CDs and other music-related products. Its early entrance into the online music retailing industry has helped the Company gain a well-recognized brand and a large customer base. The Company strives to combine the advantages of online commerce with superior customer focus in order to be the authoritative source for CDs and other music-related products. CDnow offers broad selection, informative content, easy-to-use navigation and search capabilities, a high level of customer service, competitive pricing and personalized communication. Due to the Company's dedicated retail focus, revenues are almost entirely derived from the sale of pre-recorded music and related products, drawing from its comprehensive selection of over 250,000 items. The Company does not seek to generate advertising or other ancillary revenues.

  CDnow has grown rapidly since its inception in 1994. Of the 296,000 customers who have made purchases since inception through 1997, 209,000 made their initial purchases in 1997. Average daily visits to the CDnow store have grown from approximately 12,000 in January 1996 to approximately 132,000 in December 1997. The Company's net sales grew to $17.4 million in 1997 compared to $6.3 million in 1996. Net sales for the first, second, third and fourth quarters of 1997 were $2.6 million, $3.0 million, $3.9 million and $7.9 million, respectively. The Company has also generated significant customer loyalty. Despite the Company's rapid acquisition of new customers, repeat customers accounted for over 50% of net sales in 1997.

  The Company believes that the key factors affecting its long-term financial success include its ability to obtain new customers at reasonable costs, retain customers and encourage repeat purchases. The Company seeks to expand its customer base through multiple marketing channels which include (i) pursuing an aggressive marketing campaign using a combination of online and traditional marketing, (ii) establishing strategic alliances with major Internet content and service providers, (iii) entering into linking arrangements with other Web sites as part of its Cosmic Credit Program, and
(iv) using direct marketing techniques to target new and existing customers with personalized communications. The Company recently accelerated its marketing campaign and entered into strategic alliances with Yahoo!, Excite and GeoCities in August 1997, September 1997 and January 1998, respectively.

  Since its inception, the Company has incurred significant net losses and, as of December 31, 1997, had accumulated losses of $12.8 million. As it seeks to expand aggressively, the Company believes that its operating expenses will significantly increase as a result of the financial commitments related to the development of marketing channels, future strategic relationships, and improvements to its Web site and other capital expenditures. The Company expects that it will continue to incur losses and generate negative cash flow from operations for the foreseeable future as it continues to develop its business. Since the Company has relatively low product gross margins, the ability of the Company to generate and enhance profitability depends upon its ability to substantially increase its net sales. To the extent that significantly higher net sales do not result from the Company's marketing efforts, the Company will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of CDs and other music-related products to achieve or maintain profitability on a quarterly or annual basis.

  For the year ended December 31, 1997, international sales accounted for approximately 29% of net sales. While the Company expects that net sales from international markets will continue to represent a significant portion of net sales, the Company believes that the percentage of its net sales from international markets may decrease in future periods due to the substantial increase in the Company's domestic marketing and advertising expenditures.

  Risks Associated with the Year 2000. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

  The Company does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000. The Company intends to conduct an analysis in 1998 to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, or the extent to which it would be vulnerable to the suppliers' failure to remediate any Year 2000 issues on a timely basis. The failure of a major supplier subject to the Year 2000 to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have a material adverse effect on the Company. In addition, most of the purchases from the Company's store are made with credit cards, and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to the Year 2000 issues that are not rectified by their credit card vendors.


  The Company's business started as a sole proprietorship in February 1994. The Company, which was incorporated in April 1995, was taxed as an S-corporation until December 6, 1996 and has been taxed as a C-corporation since such date.

RESULTS OF OPERATIONS

  The following table sets forth statement of operations data as a percentage of net sales for the periods indicated:

                                 YEAR ENDED
                                DECEMBER 31,
                              ---------------------
                              1995    1996    1997
                              -----   -----   -----
   Net sales................. 100.0%  100.0%  100.0%
   Cost of sales.............  84.8    85.1    83.7
                              -----   -----   -----
     Gross profit............  15.2    14.9    16.3
   Operating Expenses:
     Operating and
      development............   6.9     8.3    12.5
     Sales and marketing.....   9.2     9.9    53.2
     General and
      administrative.........   8.3     8.9    11.5
     Dispute settlement......    --    16.3      --
                              -----   -----   -----
     Total operating
      expenses...............  24.4    43.4    77.2
                              -----   -----   -----
   Operating loss............  (9.2)  (28.5)  (60.9)
   Interest expense, net.....    --    (0.2)   (1.0)
                              -----   -----   -----
   Net loss..................  (9.2)% (28.7)% (61.9)%
                              =====   =====   =====

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

  Net Sales. Net sales primarily reflect the sales of CDs and related merchandise, net of estimated returns, and include outbound shipping and handling charges. Net sales increased by $11.1 million, or 176%, to $17.4 million for the year ended December 31, 1997 compared to $6.3 million for the year ended

December 31, 1996. This increase is primarily attributable to the significant growth of the Company's customer base and repeat purchases from the Company's existing customers, who have typically purchased more units per order than new customers. International sales represented approximately 29% and 40% of net sales for the years ended December 31, 1997 and December 31, 1996, respectively. The Company believes that this decrease in international sales as a percentage of net sales is due to the substantial increase in the Company's domestic marketing and advertising expenditures. At December 31, 1997, the Company had approximately 296,000 customer accounts compared to approximately 88,000 customer accounts at December 31, 1996.

  Cost of Sales. Cost of sales consists primarily of the cost of merchandise sold to customers, including product fulfillment and outbound shipping and handling. Cost of sales also includes fees charged by credit card processors and royalties paid by the Company on CD sales in return for licensing of ratings, reviews and other information. Cost of sales increased by $9.2 million, or 171%, to $14.5 million for the year ended December 31, 1997 compared to $5.4 million for the year ended December 31, 1996. This increase is primarily attributable to the Company's increased sales volume. The Company's gross profit margin was 16.3% for the year ended December 31, 1997 compared to 14.9% for the year ended December 31, 1996. The increase in gross margin as a percentage of net sales was primarily due to price reductions from the Company's suppliers and a change to a lower-price supplier for imported music and music-related products. The Company's gross profit margin declined in the fourth quarter of 1997 due to increased sales promotions during the holiday season.

  Operating and Development Expense. Operating and development expense consists primarily of payroll and related expenses for design, development and network operations personnel and systems and telecommunications infrastructure. Operating and development expense increased by $1.7 million to $2.2 million for the year ended December 31, 1997 compared to $523,000 for the year ended December 31, 1996. As a percentage of net sales, these expenses were 12.5% for the year ended December 31, 1997 and 8.3% for the year ended December 31, 1996. This increase was due to increased staffing and associated costs related to enhancing the features, content and functionality of the Company's Web site and transaction-processing systems, as well as increased investment in systems and telecommunications infrastructure. Store development costs are charged to expense as incurred.

  Sales and Marketing Expense. Sales and marketing expense consists primarily of payments related to advertising and promotion and strategic alliances as well as public relations, payroll and related expenses for personnel engaged in marketing, selling and customer service activities. Sales and marketing expense increased by $8.6 million to $9.2 million for the year ended December 31, 1997 compared to $621,000 for the year ended December 31, 1996, with $5.8 million of this expense incurred in the fourth quarter. As a percentage of net sales, these expenses increased to 53.2% for the year ended December 31, 1997 from 9.9% for the year ended December 31, 1996. This increase was due to the significant expansion of the Company's advertising expenditures, costs associated with the strategic alliances with Yahoo! and Excite and to the increased staffing and associated costs related to implementing the Company's marketing strategy and supporting the Company's increased customer base. The Company increased its advertising expense to $6.8 million for the year ended December 31, 1997 compared to $61,000 for the year ended December 31, 1996. The Company intends to aggressively expand its sales and marketing campaign and expects the dollar amount of sales and marketing expense generally, and advertising expense in particular, to increase significantly in future periods. While the Company is hopeful that its net sales will increase in future periods so that its sales and marketing expenses will not represent a higher percentage of net sales, the Company is not able to predict whether its net sales will increase by a sufficient amount for this to occur. No assurance can be given that the Company will achieve increased net sales or that sales and marketing expenses will not continue to increase as a percentage of net sales.

  General and Administrative Expense. General and administrative expense consists of payroll and related expenses for executive, accounting and administrative personnel, recruiting, professional fees and other general corporate expenses. General and administrative expense increased by $1.4 million to $2.0 million for the year ended December 31, 1997 compared to $564,000 for the year ended December 31, 1996. As a percentage of net sales, these expenses increased to 11.5% for the year ended December 31, 1997 compared to 8.9% for the year ended December 31, 1996. This increase was primarily due to the recruitment and hiring of additional personnel and increases in professional fees and travel expenses.

  Net Loss. The Company incurred a net loss of $10.7 million for the year ended December 31, 1997 compared to a net loss of $1.8 million for the year ended December 31, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

  Net Sales. Net sales increased 189% to $6.3 million for the year ended December 31, 1996 from $2.2 million for the year ended December 31, 1995 as a result of the significant growth of the Company's customer base and repeat purchases from existing customers. International sales represented approximately 40% and 22% of net sales for the year ended December 31, 1996 and the year ended December 31, 1995, respectively. At December 31, 1996, the Company had approximately 91,000 customer accounts compared to approximately 28,000 customer accounts at December 31, 1995.

  Cost of Sales. Cost of sales increased 191% to $5.4 million for the year ended December 31, 1996 from $1.8 million for the year ended December 31, 1995, reflecting the Company's increased sales volume. The Company's gross profit margin decreased to 14.9% for the year ended December 31, 1996 from 15.2% for the year ended December 31, 1995.

  Operating and Development Expense. Operating and development expense increased to $523,000 for the year ended December 31, 1996 from $150,000 for the year ended December 31, 1995. As a percentage of net sales, operating and development expense grew to 8.3% for the year ended December 31, 1996 from 6.9% for the year ended December 31, 1995. This increase in both absolute dollars and as a percentage of net sales was primarily attributable to increased staffing and associated costs related to enhancing the features, content and functionality of the Company's Web site and transaction-processing systems, as well as increased investment in systems and telecommunications infrastructure.

  Sales and Marketing Expense. Sales and marketing expense increased to $621,000 for the year ended December 31, 1996 from $201,000 for the year ended December 31, 1995. As a percentage of net sales, sales and marketing expense grew to 9.9% for the year ended December 31, 1996 from 9.2% for the year ended December 31, 1995. This increase in both absolute dollars and as a percentage of net sales was primarily attributable to increased staffing and associated costs related to implementing the Company's marketing strategy and supporting the Company's increased customer base, as well as to expansion of the Company's online advertising, promotional and public relations expenditures.

  General and Administrative Expense. General and administrative expense increased to $564,000 for the year ended December 31, 1996 from $181,000 for the year ended December 31, 1995. As a percentage of net sales, general and administrative expense grew to 8.9% for the year ended December 31, 1996 from 8.3% for the year ended December 31, 1995. This increase in both absolute dollars and as a percentage of net sales was primarily due to the hiring of additional personnel and increases in professional fees and travel expenses.

  Dispute Settlement. In December 1996, in settlement of a dispute related to certain business arrangements and discussions among the Company and certain persons who are now shareholders of the Company, the Company issued Common Stock valued at approximately $1.0 million to the three shareholders of MBL Entertainment Inc. See "Certain Relationships and Related Transactions--Stock Purchase and Shareholders' Agreement" and Note 7 to Notes to Financial Statements.

  Net Loss. The Company's net loss increased by $1.6 million to a loss of $1.8 million for the year ended December 31, 1996 compared to a loss of $201,000 for the year ended December 31, 1995.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

  The following table sets forth certain unaudited quarterly statement of operations data for the eight quarters ended December 31, 1997. This unaudited quarterly information has been derived from unaudited financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with the Financial Statements and the notes thereto. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                             THREE MONTHS ENDED
                                  ----------------------------------------------------------------------------------
                                  MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,   MAR. 31,  JUNE 30,   SEPT. 30,  DEC. 31,
                                    1996      1996      1996       1996       1997      1997       1997       1997
                                  --------  --------  ---------  --------   --------  --------   ---------  --------
                                                           (IN THOUSANDS)
Net sales.......................   $1,128    $1,352    $1,629    $ 2,191     $2,582   $ 2,964     $ 3,907   $ 7,920
Cost of sales...................      965     1,169     1,412      1,818      2,102     2,408       3,221     6,811
                                   ------    ------    ------    -------     ------   -------     -------   -------
Gross profit....................      163       183       217        373        480       556         686     1,109
Operating expenses:
 Operating and development......       77       106       146        194        254       423         551       952
 Sales and marketing............       92       127       174        228        430       722       2,254     5,836
 General and administrative.....       83       115       157        209        342       410         530       704
 Dispute settlement.............       --        --        --      1,024         --        --          --        --
                                   ------    ------    ------    -------     ------   -------     -------   -------
  Total operating expenses......      252       348       477      1,655      1,026     1,555       3,335     7,492
                                   ------    ------    ------    -------     ------   -------     -------   -------
Operating loss..................      (89)     (165)     (260)    (1,282)      (546)     (999)     (2,649)   (6,383)
Interest income (expense), net..       (2)       (3)       (6)        (3)         2        (6)         69      (235)
                                   ------    ------    ------    -------     ------   -------     -------   -------
Net loss........................   $  (91)   $ (168)   $ (266)   $(1,285)    $ (544)  $(1,005)    $(2,580)  $(6,618)
                                   ======    ======    ======    =======     ======   =======     =======   =======
                                                        AS A PERCENTAGE OF NET SALES
                                  ----------------------------------------------------------------------------------
                                  MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,   MAR. 31,  JUNE 30,   SEPT. 30,  DEC. 31,
                                    1996      1996      1996       1996       1997      1997       1997       1997
                                  --------  --------  ---------  --------   --------  --------   ---------  --------
Net sales.......................    100.0%    100.0%    100.0%     100.0%     100.0%    100.0%      100.0%    100.0%
Cost of sales...................     85.5      86.5      86.7       83.0       81.4      81.2        82.4      86.0
                                   ------    ------    ------    -------     ------   -------     -------   -------
Gross profit....................     14.5      13.5      13.3       17.0       18.6      18.8        17.6      14.0
Operating expenses:
 Operating and development......      6.8       7.8       9.0        8.9        9.8      14.3        14.1      12.0
 Sales and marketing............      8.2       9.4      10.7       10.4       16.7      24.4        57.7      73.7
 General and administrative.....      7.4       8.5       9.6        9.5       13.2      13.8        13.6       8.9
 Dispute settlement.............       --        --        --       46.7         --        --          --        --
                                   ------    ------    ------    -------     ------   -------     -------   -------
  Total operating expenses......     22.4      25.7      29.3       75.5       39.7      52.5        85.4      94.6
                                   ------    ------    ------    -------     ------   -------     -------   -------
Operating loss..................     (7.9)    (12.2)    (16.0)     (58.5)     (21.1)    (33.7)      (67.8)    (80.6)
Interest income (expense), net..     (0.2)     (0.2)     (0.3)      (0.1)        --      (0.2)        1.8      (3.0)
                                   ------    ------    ------    -------     ------   -------     -------   -------
Net loss........................     (8.1)%   (12.4)%   (16.3)%    (58.6)%    (21.1)%   (33.9)%     (66.0)%   (83.6)%
                                   ======    ======    ======    =======     ======   =======     =======   =======

  The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include (i) its ability to retain existing customers, attract new customers and maintain customer satisfaction, (ii) the introduction of new or enhanced Web pages, services, products and strategic alliances by the Company and its competitors, (iii) price competition or higher wholesale prices, (iv) the level of use of the Internet and consumer acceptance of the Internet for the purchase of recorded music, (v) seasonality of recorded music sales, (vi) its ability to upgrade and develop its systems and infrastructure and attract qualified personnel, (vii) technical difficulties, system downtime or Internet brownouts, (viii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (ix) the timing of Company promotions and sales programs, (xii) the level of merchandise returns experienced by the Company, (xi) government regulation and
(xii) general economic conditions and economic conditions specific to the Internet and the music industry.

  The Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns affecting sales of recorded music. Sales in the traditional retail music industry are significantly higher in the fourth calendar quarter of each year than in the preceding three quarters. However, to date, the Company's limited operating history and rapid growth make it difficult to ascertain the effects of seasonality on its business. The Company believes that period-to-period comparisons of the Company's historical results are not necessarily meaningful and should not be relied upon as an indication of future results.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has primarily financed its operations through private sales of capital stock (which, through December 31, 1997, totaled $10.5 million, including $9.3 million raised in July and August of 1997), the private sale of $5.8 million of the Series A Notes in November 1997, internally-generated cash flow, advances from related parties and certain other short-term loans.

  Net cash used in operating activities was $3.2 million and $116,000 for the years ended December 31, 1997 and 1996, respectively, while net cash provided by operating activities was $41,000 in the year ended December 31, 1995. For the year ended December 31, 1997, cash used in operating activities was attributable to a $10.7 million net loss and increases in prepaid expenses of $2.4 million, partially offset by an $8.5 million increase in accounts payable and $1.1 million of depreciation and amortization expense (including amortization of deferred compensation, deferred financing costs and debt discount). Net cash used in operating activities for the year ended December 31, 1996 was attributable to a net loss of $1.8 million (however, $1.0 million of the net loss was attributable to the issuance of common stock in settlement of a dispute, which had no cash effect on the Company) and increases in accounts receivable and prepaid expenses, partially offset by increases in certain current liabilities and non-cash items, including $118,000 representing the deemed fair value of services contributed by the Company's founders (one of whom served as President and the other developed the Company's systems architecture and transactions systems).

  Net cash used in investing activities totaled $1.7 million, $445,000 and $136,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The increases were attributable to purchases of short-term marketable securities and increased purchases of property and equipment.

  Net cash provided by financing activities was $14.8 million, $1.3 million, and $136,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Cash flows from financing activities in 1997 increased compared to 1996 primarily as the result of $10.0 million in proceeds received from the sale of Series A Preferred Stock and Series B Preferred Stock, net of issuance costs of approximately $700,000; $5.8 million in proceeds from the sale of Series A Notes, net of issuance costs of approximately $175,000; and the proceeds from term loans payable of $219,000. The Company also repaid $200,000 of short-term loans from private investors that were outstanding as of December 31, 1996. Cash flows from financing activities in 1996 increased compared to 1995 principally as the result of $1.2 million in proceeds from the sale of Common Stock in December 1996 to Alan Meltzer, a director of the Company. See "Certain Relationships and Related Transactions."

  On July 15, 1997, the Company sold 254,582 shares of Series A Preferred Stock to Keystone Ventures IV, L.P. ("Keystone Ventures") for an aggregate price of $1.3 million. The outstanding shares of Series A

Preferred Stock will automatically convert upon the consummation of this offering into an aggregate of 381,873 shares of Common Stock. On August 5, 1997, the Company sold 1,543,505 shares of Series B Preferred Stock to Grotech Partners IV, LP ("Grotech") and 62,000 shares of Series B Preferred Stock to ABS Employees' Venture Fund Limited Partnership ("ABS") for an aggregate price of $8.7 million. Each outstanding share of Series B Preferred Stock will automatically convert upon the consummation of this offering into an aggregate of 2,408,258 shares of Common Stock. See "Certain Relationships and Related Transactions."

  In November 1997, the Company issued $5.8 million aggregate principal amount of Series A Notes to a group of investors, including Grotech. The Series A Notes bear interest at 12% per annum, are due upon the consummation of this offering and will be repaid from a portion of the net proceeds of this offering. The Company issued warrants to these investors to purchase 48,550 shares of Common Stock at an exercise price of $11.90 per share. The Series A Notes have been recorded net of the estimated value ($404,000) associated with these warrants. This discount is being amortized over the anticipated term of the Series A Notes.

  On August 21, 1997, the Company entered into a one-year Advertising and Promotion Agreement with Yahoo! (the "Yahoo! Agreement") which automatically extends for an additional one year period unless CDnow provides Yahoo! with a notice of termination prior to July 1998. Under the Yahoo! Agreement, (i) CDnow has exclusivity on music-related pages on the main Yahoo! site, including the Yahoo! Metro Sites and My Yahoo!, with respect to music banner advertising opportunities, integrated links and specific keywords, (ii) CDnow has exclusive advertising rights with respect to any additional music-related pages created by Yahoo! under such sites and (iii) Yahoo! is required to deliver a minimum number of page views during the term of the Agreement. The Company is required to pay Yahoo! minimum fees of $3.9 million during the first year of the Agreement, of which an aggregate of $900,000 was paid in 1997, and $3.0 million is due in periodic installments between January and October of 1998. If the Yahoo! Agreement is extended for an additional one year period, the Company will be required to pay Yahoo! certain additional fees during such period based on the number of users that access the CDnow Web site through the links with Yahoo! during the last two months of the initial term, provided that such fees may not be less than $4.5 million in the aggregate. In addition, during the term of the Yahoo! Agreement, the Company is required to pay Yahoo! an additional variable fee based on the number of users that access the CDnow Web site through the links with Yahoo! in excess of certain stated minimums. The Company expects to fund its future payment obligations under the Yahoo! Agreement from its cash and cash equivalents, including a portion of the net proceeds from this offering. See "Use of Proceeds" and "Business--Marketing and Promotion."

  On September 30, 1997, the Company and Excite entered into a two-year Linking Agreement (the "Excite Agreement"). Under the Excite Agreement, (i) the Company has been designated as the exclusive online music retailer within Excite's WebCrawler service and has obtained the exclusive right to sponsor targeted links, advertising banners and specific keywords for online retail music purchases within WebCrawler and (ii) Excite is required to provide the Company with a minimum number of banners and links on the WebCrawler service during each year of the Agreement and is limited in its right to advertise other music retailers on the remainder of the WebCrawler service. The Company is required to pay Excite $2.0 million and $2.5 million in fees during the first and second years, respectively, of the Excite Agreement. As of December 31, 1997, the Company had paid Excite $500,000. The Company is required to pay Excite additional variable fees based on the number of users which access the CDnow site through links with the WebCrawler service in excess of certain minimums. The Company has the right to terminate the Excite Agreement and eliminate any obligation to pay Excite any of the fees scheduled to be paid during the second year of the term if a certain minimum level of links and advertising banners have not been delivered by the WebCrawler service within 30 days after the first anniversary of such Agreement. The Company expects to fund its future payment obligations under the Excite Agreement from its cash and cash equivalents, including a portion of the net proceeds from this offering. See "Use of Proceeds" and "Business--Marketing and Promotion."

  On January 5, 1998, the Company entered into a strategic alliance agreement (the "GeoCities Agreement") with GeoCities pursuant to which the Company has been designated as the exclusive music retailer and one of four key commerce partners that will occupy a premier position on certain pages of the GeoCities Web site. The Company has also committed to purchase national advertising during the 1998 Grammy Awards and the 1998 American Music Awards. The Company's aggregate commitment under these arrangements, together with certain other advertising commitments in 1998, is approximately $3.9 million. In addition, under the GeoCities Agreement, the Company is required to pay GeoCities additional variable fees based upon the net sales generated from users that access the CDnow site through links with GeoCities.

  As of December 31, 1997, the Company had $10.7 million of cash and cash equivalents and short-term marketable securities of $1.0 million. As of that date, the Company's principal commitments consisted of its obligations to Yahoo!, Excite, GeoCities and CBS as well as its obligations outstanding under operating and capital leases. Although the Company has no material commitments for capital expenditures, it anticipates a substantial increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel.

  The Company believes that the net proceeds from this Offering, together with its current cash and cash equivalents, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, the Company's capital requirements depend on several factors, including the rate of market acceptance, the ability to expand the Company's customer base, the cost of Web site upgrades, the level of expenditures for sales and marketing, and other factors. The timing and amount of such capital requirements cannot accurately be predicted. If capital requirements vary materially from those currently planned, the Company may require additional financing sooner than anticipated. The Company has no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may be dilutive to the Company's shareholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters which could restrict its operations or finances. If the Company is unable to obtain additional financing as needed, the Company may be required to reduce the scope of its operations or its anticipated expansion, which could have a material adverse effect on the Company.

  At December 31, 1997, the Company had a net operating loss ("NOL") carryforward of approximately $9.7 million, which begins to expire in 2005. The utilization of the NOL carryforward will be limited pursuant to the Tax Reform Act of 1986, due to cumulative changes in ownership in excess of 50%. See Note 5 to Notes to Financial Statements.

  See Note 2 to Notes to Financial Statements for information regarding recently adopted accounting standards and recently issued accounting standards.

                                   BUSINESS

INTRODUCTION

  CDnow is the leading online retailer of CDs and other music-related products. Its early entry into the online music retailing industry has helped the Company gain a well-recognized brand and a large customer base. The Company strives to combine the advantages of online commerce with superior customer focus in order to be the authoritative source for CDs and other music-related products. The Company's online store, cdnow.com, offers broad selection, informative content, easy-to-use navigation and search capabilities, a high level of customer service, competitive pricing and personalized merchandising and communication. With over 250,000 items, the Company believes that it provides a selection of readily-available products that is five to ten times that of a typical music retailer. To assist customers in making music selections, the CDnow store contains approximately 115,000 product notes, reviews and related articles and 270,000 sound samples. The CDnow store is open 24 hours a day, seven days a week and offers its customers convenient and timely product fulfillment, including an overnight delivery option.

  CDnow has grown rapidly since its inception in 1994. Of the 296,000 customers who have made purchases since inception through 1997, 209,000 made their initial purchases in 1997. Average daily visits to the CDnow store have grown from approximately 12,000 in January 1996 to approximately 132,000 in December 1997. The Company's net sales grew to $17.4 million for 1997 compared to $6.3 million for 1996. Net sales for the first, second, third and fourth quarters of 1997 were $2.6 million, $3.0 million, $3.9 million and $7.9 million, respectively. The Company has also generated significant customer loyalty. Despite the Company's rapid acquisition of new customers, repeat customers accounted for over 50% of net sales in 1997.

INDUSTRY OVERVIEW

  The Internet is an increasingly significant global medium for communications, information and commerce. International Data Corporation ("IDC") estimates that the number of Web users grew to approximately 28 million by the end of 1996 and will grow to approximately 175 million by 2001. The Company believes that the growth in Internet usage has resulted from a number of factors, including the large and growing installed base of PCs in the workplace and home, advances in the performance and speed of PCs and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers. Jupiter Communications ("Jupiter") estimates that the number of online households (households using e-mail, the Internet or a consumer online service) making purchases will grow from an estimated 15.2 million households in 1996 to 57.0 million households, representing over 50% of U.S. households, by the year 2002. IDC estimates that the total value of services and products purchased over the Web grew from $296 million in 1995 to approximately $2.6 billion in 1996, and will increase to approximately $123 billion by 2000.

  The Company believes that a significant opportunity exists for the retailing of music on the Internet. According to the International Federation of the Phonographic Industry, worldwide sales of pre-recorded music and music videos in 1996 were approximately $39.8 billion, of which one-third was in North America. Online music retailers currently account for a small but growing portion of total sales. According to Jupiter, sales of pre-recorded music over the Internet are projected to grow on a worldwide basis from approximately $18 million in 1996 to $1.6 billion in 2002.

  A number of characteristics of online music retailing make the sale of pre-recorded music via the Internet particularly attractive relative to traditional retail stores. The Internet offers many data management and multimedia features which enable consumers to listen to sound samples, search for music by genre, title or artist and access a wealth of information and events, including reviews, related articles, music history, news and recommendations. Internet retailers can more easily obtain extensive demographic and behavioral data about their customers, providing them with greater direct marketing opportunities and the ability to offer a more personalized shopping experience. In addition, Internet retailers can also offer consumers significantly broader product selection, the convenience of home shopping and 24-hour-a-day, seven-day-a-week operations, available to any location, foreign or domestic, that has access to the Internet.

  While physical store-based music retailers must make significant investments in inventory, real estate and personnel for each store location, online retailers incur a fraction of these costs, generally use centralized distribution, and have virtually unlimited merchandising space. Traditional retailers are compelled to limit the amount of inventory they carry at each store and focus on a smaller selection of faster-selling hit releases. As a result, the Company believes that a typical music store may carry up to 12,000 SKUs and a megastore may carry up to 50,000 SKUs, compared to the more than 250,000 SKUs carried by the CDnow store. According to Jupiter, approximately 80% of unit sales at traditional retail stores come from approximately 20% of the available titles. Online retailers can offer consumers a broader range of titles and information and can also offer products from a wider range of music labels, including smaller independent labels which account for an increasing percentage of new titles. According to Soundscan, independent labels accounted for 21% of the total music market in 1996 versus 12% in 1992. While independent labels released 66% of new titles in 1996, traditional music stores often lack the capacity to stock or promote the vast majority of these titles.

  The Company also believes that online retailers will benefit from the changing demographic profile of music consumers. According to the Recording Industry Association of America, domestic purchases of recorded music by persons age 30 and over have increased from approximately 34% of total U.S. sales in 1986 to approximately 47% of sales, or approximately $5.9 billion, in 1996. The Company believes that the Internet represents a particularly attractive medium for retailing to customers in this age group as they are typically less "hits-driven" than younger age groups and are more likely to purchase a wide variety of titles. These customers generally can afford to buy more titles at one time, have access to computers and use the Internet, and have credit cards with which to make electronic payments.

STRATEGY

  The Company focuses on promoting its brand and extending its leadership position through the following key strategies:

  Focus on Recorded Music Retailing. CDnow is dedicated to online music retailing. By focusing on its core competency, the Company is able to offer a high quality, customer-oriented online music store and build a clearly delineated brand, which the Company believes will make CDnow the site of choice for recorded music customers. The Company believes that this focus enables it to better direct its sales and marketing campaigns, form effective relationships with Internet content and service providers, and minimize potential conflicts of interest with alternate distribution channels or recorded music labels.

  Provide Innovative and Easy-to-Use Retail Concept. The Company strives to make its customer experience informative, efficient and intuitive by constantly updating and improving its store format and features. The CDnow store incorporates "point and click" options, supported by technical enhancements including easy-to-use search capabilities (by artist, album title, song title or record label), personalized music suggestions, order tracking and confirmation. The CDnow store promotes music learning and discovery by enabling visitors to access information on titles, music reviews, ratings, articles on music topics and approximately 270,000 sound samples. These features are designed to make shopping at the store entertaining and informative and encourage purchases and repeat visits. The Company is dedicated to providing its customers with a comprehensive selection of both popular and hard-to-find CDs and offers over 250,000 items. The account registration and ordering instructions contained in the CDnow store are available in several foreign language versions to facilitate international sales.

  Expand Customer Base Through Multiple Marketing Channels. The Company seeks to expand its customer base through multiple marketing channels. The Company believes that this strategy enables it to reduce reliance on any one source of customers, maximize brand awareness and lower average customer acquisition cost.

  . Online and Traditional Advertising. The Company promotes its brand through an aggressive marketing campaign using a combination of online and traditional marketing. The Company advertises on the sites of major Internet content and service providers, including Infoseek, Lycos and CNN Interactive, and targeted music-related sites, such as Billboard. As part of these arrangements, the Company typically purchases the right to display its banners and hyperlinks, often in conjunction with specified search keywords such as "music store." The Company's traditional advertising effort includes radio advertising, including advertising on the Howard Stern program, and print advertising in music-related publications such as Rolling Stone, Spin and Variety. The Company intends to deploy television advertising and has recently purchased from CBS national advertising as the exclusive online retailer of recorded music during the 1998 Grammy Awards. The Company has also purchased national advertising during the 1998 American Music Awards.

  . Strategic Alliances with Major Content and Service Providers. The Company believes it can enhance its new customer acquisition efforts, increase purchases by current customers and expand brand recognition through strategic alliances with major Internet content and service providers. The Company has recently entered into alliances with Yahoo!, GeoCities and Excite's WebCrawler service to be the premier online recorded music retailer on certain of their sites with the exclusive right to place music banner advertisements and integrated links to the CDnow store on certain music-related or other specified pages. These pages will prominently feature the CDnow branded link that allows users to click through to the CDnow site. The Company has also entered into marketing arrangements with, among others, ABC News Starwave Partners, USA TODAY Information Network and will seek to develop relationships with other major content and service providers. In conjunction with the Company's television advertising agreement with CBS, the Company has been designated as the exclusive online music retailer on the soon-to-be-launched cbsnow Web site and the existing cbs.com Web site, excluding portions of cbsnow not controlled by CBS.

  . Cosmic Credit Program. Through its Cosmic Credit program, CDnow has arrangements with over 10,000 small Web sites, typically fan sites devoted to particular musical artists. The Company provides these sites with embedded hyperlinks through which potential customers can immediately be connected to the CDnow site. The Company believes that highly-focused, music-oriented sites, while having less traffic than major content providers, are likely to have a high percentage of users that will be attracted to the CDnow store.

  . Direct Marketing Techniques. The Company uses direct marketing techniques to target new and existing customers with communications and promotions. The Company sends a personalized e-mail newsletter to its customers that includes purchase recommendations based on demonstrated customer preferences and prior purchases, as well as more general information concerning new releases and Company promotions. The Internet allows rapid and effective experimentation and analysis, instant user feedback and efficient personalization of the store for each customer, all of which CDnow seeks to incorporate in its merchandising.

  Acquire Customers Efficiently. The Company seeks to target its marketing expenditures towards sources that most efficiently attract new customers. The Company utilizes its three years of online retailing experience and its database of approximately 300,000 customers to better evaluate and predict the effectiveness of potential advertising opportunities and strategic relationships. To enhance the possibility that its banners and other links will be effective, the Company works closely with Internet content and service providers with respect to the placement of banners and other links as well as the surrounding content. As a result, the Company believes that it can acquire new customers and retain existing customers on a more cost-effective basis.

  Maximize Customer Retention. The Company seeks to maximize customer retention through its emphasis on customer service and personalized communications. The success of this strategy is evidenced by CDnow's high level of repeat customers, which accounted for over 50% of net sales during the year ended December 31, 1997. The Company strives to accommodate its customers by providing 24-hour-a-day, seven-day-a-week operations and rapid order fullfillment. Products are typically shipped within two business days after an order is placed and confirmation is provided within minutes via e-mail. Customers can make separate inquiries through e-mail or telephone access during extended business hours. The Company strives to ensure prompt response to customer inquiries, which are generally answered within 24 hours of receipt. The Company also maintains ongoing customer contact through its customized e-mail newsletter, The CDnow Update.

THE CDNOW ONLINE RETAIL STORE

  The Company strives to make the CDnow store informative and authoritative, allowing customers to easily learn about, discover and purchase CDs and other music-related products. The store is designed to be intuitive and easy to use and to enable the ordering process to be completed with a minimum of customer effort. Customers enter the CDnow store through its Web site, cdnow.com, and in addition to ordering music products, can conduct targeted searches, browse among top sellers and other featured titles, read reviews, listen to music samples, register for personalized communications, participate in promotions and check order status. New users may access a page specifically designed to provide a quick understanding of the site and its many features.

  Merchandising. CDnow believes that its ability to offer a substantially larger selection than traditional retail stores is a significant competitive advantage. The Company currently offers over 200,000 CDs, 40,000 movies and 10,000 music videos as well as t-shirts, music books and CD-ROMs. To encourage purchases, the Company features various promotions on a rotating basis throughout the store. The Company also launched its Gift Center in November 1997 and an Album Advisor in January 1998, both featuring an online recommendation service. The Company adjusts pricing strategies and tactics as necessary to maintain competitiveness and generally prices all recent releases and popular titles aggressively. The Company seeks to encourage the purchase of multiple titles by providing more favorable shipping terms for larger orders.

  Searching. Through the Company's "FastFind" search engine, customers can quickly and easily navigate the store to find CDs or other products of interest. Customers can search for products based on artist, album title, song title, record label, musical genre or release date for new releases. By clicking on the "Info" buttons, a visitor can browse among CDnow's database of reviews, cover art, sound samples and album notes. Through the Company's "Lexicon" feature, customers can browse alphabetical lists based on artists, types of products, record labels and album cover art.

  Content and Music Discovery. The Company believes that effective use of content encourages purchases by customers who may be browsing the site without a specific title in mind. The Company's Web site contains approximately 270,000 sound samples, extensive information with regard to titles, reviews, ratings, articles on music topics and other information. To help customers browse and discover CDs, CDnow recently launched six music spaces organized by genre: Rock/Pop, Jazz/Blues, Urban/Electronic, Country/Folk, World/New Age and Classical. The main page of each space features links to genre-specific lists, articles, reviews and contests. Within each space, customers can browse sale items, new releases, advance orders and charts, read exclusive CDnow reviews, listen to sound samples and purchase CDs recommended by the Company.

  Purchasing. Once a CD has been selected, customers simply click on the price to add products (including, advance orders of yet-to-be released products) to their virtual shopping carts. Customers can add and remove products from their shopping carts as they browse, prior to making a final purchase. The shopping cart page displays each item that has been placed in the cart, including title, price and any applicable discount. To execute orders, customers click on the "Place Order" button and are prompted to select shipping and payment methods online or by e-mail, facsimile or telephone. Customers can also add products which they may wish to purchase on future visits to their "lunch box," a special section of the shopping cart where items may be stored over multiple visits.

  Payment. In paying for orders, customers may use credit cards, personal checks or money orders. For convenience, the Company enables customers to store credit card information on the Company's secure server, thereby avoiding the need to re-enter this information when making future purchases. Customers are offered a variety of shipping options, including overnight delivery. The Company automatically confirms each order by e-mail within minutes after the order is placed and subsequently confirms shipment of each order by e-mail. The Company offers a money back returns policy.

  Distribution and Fulfillment. All of the Company's inventory is owned and held by outside vendors and shipped directly from these vendors to customers. The breadth of the inventory maintained by these vendors provides CDnow with the ability to maintain high order fill rates. CDnow updates its site daily with inventory information received from its vendors, which enables customers to check the availability of products before ordering. The Company electronically transmits orders to its outside vendors at least once daily. Orders are shipped by these vendors using a CDnow label and invoice, in most cases within a day after an order is placed with the Company. A customer's credit card is charged once an order is shipped.

  Multilingual Capabilities. The Company believes that international markets will continue to represent a significant portion of the Company's sales since many products offered by CDnow are not otherwise available in these markets. International music sales in 1996 were estimated to be approximately twice that of the U.S. Approximately 29% of the Company's sales for the year ended December 31, 1997 were generated from international markets. The Company has introduced Spanish, French, German, Portuguese, Japanese and Korean language versions of its Web site that contain translation of account registration and ordering instructions, and supports its international sales efforts with customer service representatives fluent in these languages. The Company intends to introduce additional foreign language versions in the near future.

MARKETING AND PROMOTION

  CDnow's marketing and promotion strategy is designed to broaden awareness of the CDnow brand, increase customer traffic to the Company's Web site and encourage new and repeat purchases. The Company utilizes multiple channels to market and promote its brand, including online and traditional advertising, strategic alliances, the Company's Cosmic Credit Program, and direct marketing. The Company believes that the use of multiple marketing channels reduces reliance on any one source of customers, maximizes brand awareness and lowers average customer acquisition cost.

 Online and Traditional Advertising

  The Company promotes its brand through an aggressive marketing campaign using a combination of online and traditional advertising. The Company advertises on the sites of major Internet content and service providers, including Infoseek, Lycos and CNN Interactive, and targeted music-related sites, such as Billboard. As part of these arrangements, the Company typically purchases banner advertisements, often in conjunction with specified search keywords or on contextually appropriate pages, that allow consumers to immediately click through to the CDnow site. The significant flexibility of online advertising allows the Company to quickly adjust its advertising plans in response to seasonal and promotional activities.

  CDnow believes that traditional advertising is a key ingredient in building brand recognition and promoting the benefits of online retail shopping. Traditional advertising can be an effective means of promoting widespread brand awareness and attracting traditional retail consumers to the Company's Website, including consumers with little or no history of online purchases. The Company's traditional advertising effort includes radio advertising, such as advertising on the Howard Stern program, and print advertising in music-related publications such as Rolling Stone, Spin and Variety. The Company intends to deploy television advertising and has purchased from CBS national advertising as the exclusive online retailer of recorded music during the 1998 Grammy Awards. The Company has also purchased national advertising during the 1998 American Music Awards. The Company conducts an active public relations campaign and regularly participates in trade shows and conferences relating to online commerce.

 Strategic Alliances

  The Company believes that the Web sites of major Internet service and content providers can be a source of a significant number of new customers. These sites have a high volume of user traffic, and the Company believes that the utilization of carefully targeted links and other advertising on the sites can be very effective in attracting potential customers. The Company has recently entered into agreements with Yahoo! and Excite's WebCrawler, two widely used Internet search engines, and also has arrangements with several other content and service providers.

  Yahoo! The Company and Yahoo!, the leading Internet search engine, have entered into the Yahoo! Agreement, under which CDnow has been granted exclusivity on selected pages within music-related pages on the main Yahoo! site, including the Yahoo! Metro Sites and My Yahoo (collectively, the "Yahoo! Service"). In particular, Yahoo! has agreed to place integrated links to the CDnow store and banner advertisements on certain pages generated from the Yahoo! Service. The Yahoo! Agreement requires Yahoo! to deliver a minimum number of page views during each quarter of the term of the Agreement and limits the ability of other music retailers to place links or advertise on these pages. In addition, CDnow was granted a right-of-first-refusal regarding any promotional opportunity developed by Yahoo! that is similar in scope and nature to that provided by the Yahoo! Agreement. The initial term of the Yahoo! Agreement expires in October 1998, subject to an automatic one year renewal unless otherwise terminated by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  WebCrawler. The Company and Excite have entered into the Excite Agreement, under which the Company has been designated as the exclusive online music retailer within Excite's WebCrawler service and has been granted the exclusive right to sponsor targeted links, advertising banners and specific keywords for online retail music purchases within WebCrawler. The Excite Agreement also requires Excite to deliver a minimum number of links and banners on the WebCrawler service during each year of the Agreement and limits the ability of Excite to include advertising for other music retailers on the WebCrawler service. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  GeoCities. The Company and GeoCities, Inc. have entered into the GeoCities Agreement, under which the Company has been designated as the exclusive retailer of music and video products and one of the four key commerce partners that will occupy a premier position on certain portions of the GeoCities Web site. The GeoCities Agreement requires GeoCities to deliver a minimum number of impressions per month, with each impression consisting of a user's viewing of a page on the GeoCities site containing a link to the Company's Web site. The initial term of the GeoCities Agreement expires 12 months after GeoCities implements links to the Company's Web site, which expiration date is expected to be in January 1999, subject to the Company's option to renew the GeoCities agreement for a 12 month renewal term. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Other Alliances. The Company has established relationships with other major Internet content and service providers, including ABC News Starwave Partners, USA TODAY Information Network ("USA TODAY") and CBS Broadcasting, Inc ("CBS"), designed to attract additional users to, and increase brand awareness of, the Company's Web site. The Company and ABC News Starwave Partners are parties to an agreement dated September 22, 1997, under which ABC News Starwave Partners has created links to the Company's Web site from certain music-related pages of its Mr. Showbiz, CelebSite and Wall of Sound Web sites and is required to provide the Company with a minimum number of banner advertisements per month on these Web sites. The Company and USA TODAY are parties to an agreement dated April 8, 1997, under which USA TODAY places links to the Company's Web site from the Market Place segment of its Web site and shares in a portion of the revenues realized by the Company as a result of these links. The Company and CBS are parties to an agreement dated January 7, 1998, under which, in addition to purchasing commercial advertising time during the 1998 Grammy Awards, the Company has been designated as the exclusive online music retailer on the soon-to-be-launched cbsnow Web site and the existing cbs.com Web site, excluding portions of cbsnow not controlled by CBS.

 Cosmic Credit Program

  Through its Cosmic Credit Program, CDnow has entered into arrangements with over 10,000 small Web sites, typically fan sites devoted to particular music artists. The Company provides these sites with embedded hyperlinks through which potential customers can immediately be connected to the CDnow site. The Company pays Cosmic Credit participants commissions in store credit or cash based upon the dollar amount of purchases made by persons using the link. The Company believes that highly focused, music-oriented sites, while having less traffic than major content providers, are likely to have a high percentage of users that will be attracted to the CDnow store. Cosmic Credit participants sign up online at a special Web page, cdnow.com/credit, and are listed inside the CDnow store to assist the Company's customers in finding these sites. The Company rewards the best Cosmic Credit sites with special incentives.

 Direct Marketing

  The Company uses direct marketing techniques to target new and existing customers with communications and promotions. The Company sends a personalized e-mail newsletter to its customers, The CDnow Update, that includes purchase recommendations based on demonstrated customer preferences and prior purchases. The newsletter also includes more general information concerning new releases and Company promotions. The Internet allows rapid and effective experimentation and analysis, instant user feedback and efficient personalization of the store for each customer, all of which CDnow seeks to incorporate in its marketing and merchandising activities.

CUSTOMER SERVICE

  The Company believes that a high level of customer service and support is critical to retaining and expanding its user base. CDnow customer service representatives are available from midnight to 10:00 PM Eastern Time on weekdays and 10:00 AM to 6:00 PM Eastern Time on weekends to provide assistance via e-mail, phone or fax. Inquiries are generally answered within 24 hours. The Company currently has 29 customer service representatives, including representatives fluent in eight foreign languages. These customer service representatives handle questions about orders, assist customers in finding CDs and other music-related products, and register customer's credit card information over the telephone. The customer service representatives are a valuable source of feedback regarding user satisfaction. CDnow uses BizRate, an online market research company, to compile customer comments on their experiences. BizRate provides monthly reports that enable CDnow to make improvements in response to its customers' comments. The CDnow store also contains a customer service page that outlines store policies and provides answers to frequently asked questions.

DISTRIBUTION AND FULFILLMENT

  The Company does not carry any inventory and relies exclusively on third party vendors for distribution and fulfillment. The Company believes that this distribution strategy allows it to offer extensive selection while avoiding the high fixed costs and capital requirements associated with owning and warehousing product inventory and the significant operational effort associated with same-day shipment. CDnow has experienced a return rate of approximately one percent of all merchandise sold.

  The Company primarily uses Valley Record Distributors to ship CDs, cassettes and vinyl records. CDnow transmits data to Valley through a secure network to ensure customer security and data integrity. Valley picks, packs and ships customer orders and charges CDnow for merchandise, shipping and handling. In most cases, products are shipped within a day after an order is placed with the Company. Customer billing is performed by CDnow through a third-party credit card processor. To date, Valley has satisfied the Company's requirements on a timely basis. For the year ended December 31, 1997, payments to Valley accounted for approximately 78% of the Company's cost of sales. The Company's agreement with Valley expires in June 1999, although Valley may terminate its existing agreement with the Company upon 30 days' written notice, if Valley discontinues providing fulfillment services to all of its online service customers.

TECHNOLOGY

  CDnow has developed technologies and implemented systems to support distributed, reliable and scalable online retailing in a secure and easy-to-use format. Using a combination of proprietary solutions and commercially available, licensed technologies, the Company has deployed systems for online content dissemination, online transaction processing, customer service, market analysis and electronic data interchange.

  Multimedia and User Database. CDnow has developed a database management system to index, retrieve and manipulate product information, content, product catalog, orders and transactions, and customer information. This system allows for rapid searching, sorting, viewing and distribution of a large volume of content including audio samples, music reviews, track lists, cover art and photos. The Company uses Oracle 7.3 as the technology for database management. In December 1997, the Company deployed a data warehouse that enables it to access detailed transaction and customer interaction data and perform sophisticated market analysis and predictive modeling.

  Store Architecture. The Company's hardware and software systems are based upon a distributed transaction processing model that allows applications to be distributed among multiple parallel servers. Many of the software components, and the pages of the Website, are developed using a proprietary technology that extends HTML with product, transaction, retail, and advanced programming constructs. This technology results in the separation of the page look and feel from the individual data elements and their associated database lookups thus reducing software updates for Website changes and minimizing the engineering required to maintain a growing amount of items and content. CDnow's technology also enables Web sites with different formats to integrate CDnow store elements such as search, discography (artist) and product (album) pages.

  Interfaces. CDnow has developed technologies and tools for managing interfaces with Internet service and content providers. A switchboard system and linking interface are made available to businesses with which the Company has developed strategic alliances and to Cosmic Credit sites. These allow the linking of external Web sites, banners, and promotions to items and functions contained in the CDnow store. Proprietary tools are used by the Company's Client Relations department to manage the strategic alliances and Cosmic Credit relationships in an efficient and scalable manner. Similar systems and tools have been developed by CDnow for its Customer Service department. The ability to manage customer accounts and orders enables CDnow's Customer Service department to scale effectively and communicate efficiently, thereby responding to most inquiries within 24 hours. These systems automate many routine communications and allow customers to better manage their accounts and orders.

  Fault Tolerance and Scalability. CDnow's hardware servers, storage systems, Internet connections and networks allow its online systems to operate continuously and enable it to maintain a 24-hour-a-day, seven-day-a-week retail store. The Company runs its Oracle databases and Web Servers on a series of Sun Enterprise 3000 and 4000 servers with fault tolerant characteristics including "hot-swappable" components. The Company maintains dedicated DS-3 connections to the Internet lines provided by multiple Internet service providers. This technology, combined with the architecture of the systems, allows the Company to scale by adding new components or servers while maintaining performance and cost effectiveness. Both proprietary and commercially available tools are used to monitor and manage these systems with minimal operator participation.

  Security. The Company employs a proprietary firewall integrated into the architecture of its system to keep its Internet connections secure. The Company uses the Netscape SSL Commerce Server for secure electronic transactions over the Internet and uses proprietary EDI interfaces and private networks to ensure the security of customer order information and credit card transactions shared with its vendors and credit card processor.

  Advanced Technologies. The Company continually evaluates emerging technologies and new developments in many areas including electronic commerce, database management, and networking. The Company is currently evaluating technologies that allow for the digital distribution of music recordings. Since April 1997, the Company has been using collaborative filtering to make personal music recommendations in its customer newsletter, The CDnow Update. In November 1997, as part of the Company's Gift Center, online recommendation technology was made available to all CDnow shoppers, and this application was expanded with the introduction of the Album Advisor feature in January 1998.

COMPETITION

  The online commerce market is new, rapidly evolving and intensely competitive, and the Company expects that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. According to Jupiter, there were approximately 100 online music retailers as of June 1997. In addition, the broader retail music industry is intensely competitive. The Company currently competes with a variety of companies, including (i) online vendors of music, music videos and other related products, (ii) online vendors of movies, books and other related products, (iii) online service providers which offer music products directly or in cooperation with other retailers, (iv) traditional retailers of music products, including specialty music retailers,
(v) other retailers that offer music products, including mass merchandisers, superstores and consumer electronic stores; and (vi) non-store retailers such as music clubs. Many of these traditional retailers also support dedicated Web sites which compete directly with the Company.

  The Company believes that the principal competitive factors in its online market are brand recognition, selection, variety of value-added services, ease of use, site content, quality of service, technical expertise and price. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

  There can be no assurance that the Company will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures of the Company. For example, applications that select specific titles from a variety of Web sites based on factors such as price may channel customers to online retailers that compete with the Company. In addition, many companies that allow access to transactions through network access or

Web browsers promote the Company's competitors and could charge the Company a substantial fee for inclusion.

INTELLECTUAL PROPERTY

  The Company regards its trademarks, trade secrets and similar intellectual property as valuable to its business, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, partners and others to protect its proprietary rights. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation or infringement of its intellectual property.

  The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company. See "Risk Factors-- Trademarks and Proprietary Rights; Unlicensed Arrangements; Risk of Claims Resulting from Lack of License Rights."

EMPLOYEES

  As of December 31, 1997, the Company had 95 full-time and 16 part-time employees. The Company also employs independent contractors and other temporary employees in its editorial, operations and administrative functions. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. Competition for qualified personnel in the Company's industry is intense, particularly among software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel. See "Risk Factors--Risk of Inability to Manage Potential Growth" and "--Dependence on Key Personnel; Need for Additional Personnel."

FACILITIES

  The Company's executive offices are located in, and substantially all of its operating activities are conducted from, leased office space located in Jenkintown, Pennsylvania. The Company has leased this facility, which contains approximately 17,000 square feet, under a lease that expires in September 2002. The Company believes that additional space may be required as its business expands and believes that it will be able to obtain suitable space as needed. The Company does not own any real estate.

LEGAL PROCEEDINGS

  From time-to-time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. The Company believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a materially adverse effect on the Company.

                                  MANAGEMENT

OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

 NAME                    AGE                                 POSITION
 ----                    ---                                 --------
Jason Olim..............  28 President, Chief Executive Officer and Chairman of the Board of Directors
Matthew Olim............  28 Technical Lead, Secretary, Treasurer and Director
Rod Parker..............  54 Senior Vice President of Product Management and Marketing
Joel Sussman............  49 Vice President and Chief Financial Officer
Michael Krupit..........  34 Vice President of Technology
Robert Saltzman.........  46 Vice President of Strategic Business Development
Alan Meltzer(2).........  53 Director
Patrick Kerins(1)(2)....  42 Director
John Regan(1)(2)........  38 Director

---------------------
(1) Member of the Audit Committee of the Company's Board of Directors.
(2) Member of the Compensation Committee of the Company's Board of Directors.

  Jason Olim co-founded the Company in February 1994 and has been its President since the Company's inception and its Chief Executive Officer since November 1997. Previously, Mr. Olim was employed in the Professional Services group of Soft-Switch, Inc. where he designed and built software systems for routing mail and documents for domestic and international clients. Mr. Olim has a Bachelor of Arts degree in Computer Science from Brown University.

  Matthew Olim co-founded the Company in February 1994 and has been responsible for the development of the Company's system architecture and transactions systems. Mr. Olim has a Bachelor of Arts degree in Astrophysics from Columbia University.

  Rod Parker has been the Senior Vice President of Product Management and Marketing since June 1997. Mr. Parker served as the Vice President of Interactive Merchandising at Time Warner Cable Programming from September 1995 to June 1997; General Manager of Catalog I, a joint venture between Time Warner and Spiegel, Inc., from October 1993 to September 1995; and in various other positions with Spiegel, Inc. (including Vice President, New Media and Vice President, Creative Division) from April 1987 to September 1995. Mr. Parker spent more than twenty years in the advertising industry, including service as a Senior Vice President in account management with Ogilvy and Mather.

  Joel Sussman has been the Vice President and Chief Financial Officer since September 1997. From June 1995 to September 1997, Mr. Sussman was an independent financial management consultant and served as Interim Chief Financial Officer of a number of companies, including CDnow. From July 1994 to June 1995, Mr. Sussman was Vice President, Finance and Administration, and Chief Financial Officer of Personnel Data Systems, Inc. From January 1991 to December 1994, Mr. Sussman was Vice President of Finance and Chief Financial Officer of The Devereux Foundation. Prior to January 1991, Mr. Sussman served for 10 years as Treasurer of Decision Data, Inc. and six years in commercial banking and leasing. Mr. Sussman is a Certified Public Accountant and Certified Management Accountant and holds a Masters degree in Business Administration from the Wharton School of the University of Pennsylvania.

  Michael Krupit has been the Vice President of Technology since October 1997 and was the Director of Technology from April 1997 to October 1997. Mr. Krupit was the Director of Technology and Product

Development at Infonautics, Inc., a provider of searching, viewing, and retrieval applications for the Internet, from February 1994 to March 1997. Mr. Krupit was the Development Manager at Verity, Inc., a provider of online information and archive services, from October 1989 to November 1993.

  Robert Saltzman has been the Vice President of Strategic Business Development since December 1997. Mr. Saltzman served as the Director of Business Development at Bell Atlantic Network Integration from November 1995 to December of 1997. From 1987 to 1995, Mr. Saltzman held various sales and marketing positions with Unisys Corporation.

  Alan Meltzer has been a director since December 1996. Mr. Meltzer has been the Chairman and Chief Executive Officer of Wind-up Entertainment, Inc., a New York based record label distributed through Bertelsman Music Group. Mr. Meltzer was the founder of CD One Stop, Inc., a distributor of CDs, and was its Chief Executive Officer from April 1986 to August 1993 and was the President of Alliance Entertainment, a distributor and the successor to CD One Stop, Inc., from September 1993 to September 1994. Mr. Meltzer was elected to the Board of Directors in December 1996 pursuant to an agreement among certain shareholders of the Company that terminates upon the consummation of this Offering.

  Patrick Kerins has been a director since August 1997. Mr. Kerins is a Managing Director of Grotech Capital Group IV, LLC ("Grotech Capital"). From 1987 to March 1997, he served in the Investment Banking Division of Alex. Brown & Sons Incorporated, most recently as a Managing Director beginning in January 1994.

  John Regan has been a director since July 1997. Since February 1995, Mr. Regan has been a Vice President of Keystone Venture IV Management Company, L.P. which is the general partner of Keystone Venture IV, L.P. From 1989 to February 1995, he was an associate and then general partner of Apex Management Partnership, a venture capital partnership.

  The Company's Amended and Restated Bylaws divide the Board of Directors into three classes, and each director will serve for a staggered three year term. Messrs. Kerins and Regan will initially serve as the Class I directors until the annual meeting of shareholders held in 1998, or until their respective successors have been elected and qualified. Matthew Olim will initially serve as the Class II director until the annual meeting of shareholders held in 1999, or until his successor has been elected and qualified. Alan Meltzer and Jason Olim will initially serve as the Class III directors until the annual meeting of shareholders held in 2000, or until their respective successors have been elected and qualified. At each meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. To the extent there is an increase in the number of directors, additional directorships resulting therefrom will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

  Executive officers of the Company are elected by, and serve at the pleasure of, the Board of Directors. Jason Olim and Matthew Olim are brothers.

DIRECTOR COMPENSATION

  The Company will reimburse its directors for out-of-pocket expenses incurred in connection with their rendering of services as directors. The Company currently does not intend to pay cash fees to directors for attendance at meetings. Directors who are not currently receiving compensation as officers or employees of the Company will be eligible to receive options under the 1996 Equity Compensation Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Since August 1997, recommendations concerning the aggregate compensation of the Company's employees were made to the Compensation Committee by the Company's President. The Compensation

Committee was formed in August 1997. The members of the Compensation Committee are Alan Meltzer, Patrick Kerins and John Regan. Mr. Kerins is a Managing Director of Grotech Capital, the general partner of Grotech Capital Partners IV, L.P., a significant shareholder of the Company. See "Certain Transactions." Prior to August 1997, decisions concerning the compensation of the Company's employees, including its executive officers, were made by the Company's Board of Directors, which included Jason Olim and Matthew Olim.

EXECUTIVE COMPENSATION

  The following table provides information concerning compensation paid or accrued in the year ended December 31, 1997 with respect to the Company's President and Chief Executive Officer and the two other most highly compensated executive officers of the Company.

                          SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                    ----------------
                                             ANNUAL COMPENSATION    SHARES OF COMMON
     NAME AND                                ---------------------  STOCK UNDERLYING
 PRINCIPAL POSITION                     YEAR SALARY($)   BONUS($)      OPTIONS(#)
------------------                      ---- ----------  ---------  ----------------
   Jason Olim.......................... 1997 $   95,630  $     --           --
    President, Chief Executive Officer
    and Chairman of the Board of
    Directors
   Matthew Olim........................ 1997     95,630        --           --
    Technical Lead, Secretary and
    Treasurer
   Rod Parker.......................... 1997    122,098     55,000      120,000
    Senior Vice President of Product
    Management and Marketing

  The following table sets forth certain information regarding stock options granted by the Company during 1997 to Rod Parker. Neither Jason Olim nor Matthew Olim have been granted any options by the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

                           INDIVIDUAL GRANTS
              --------------------------------------------
                                                                 POTENTIAL
                                                                REALIZABLE
                                                              VALUE AT ASSUMED
                          PERCENT OF                          ANNUAL RATES OF
              NUMBER OF     TOTAL                               STOCK PRICE
                SHARES     OPTIONS                           APPRECIATION FOR
              UNDERLYING  GRANTED TO  EXERCISE                OPTION TERM(1)
               OPTIONS   EMPLOYEES IN PRICE PER EXPIRATION ---------------------
NAME           GRANTED   FISCAL YEAR    SHARE      DATE        5%        10%
----          ---------- ------------ --------- ---------- ---------- ----------
Rod Parker..   120,000      16.6%       $1.33   5/29/2007  $2,577,000 $4,198,000

---------------------
(1) Based on the initial public offering price per share.

  The following table sets forth information regarding stock options held as of December 31, 1997 by Rod Parker. Mr. Parker did not exercise any stock options in 1997.

                         FISCAL YEAR END OPTION VALUES

                                                      VALUE OF UNEXERCISED IN-
               NUMBER OF SECURITIES UNDERLYING                  THE-
                   UNEXERCISED OPTIONS AT                 MONEY OPTIONS AT
                      DECEMBER 31, 1997                 DECEMBER 31, 1997(1)
               -----------------------------------    -------------------------
NAME            EXERCISABLE       UNEXERCISABLE       EXERCISABLE UNEXERCISABLE
----           --------------    -----------------    ----------- -------------
Rod Parker....               --               120,000     --       $1,520,000

---------------------
(1) There was no public trading market for the Common Stock as of December 31, 1997. These values have been calculated based on the difference between the initial public offering price and the applicable exercise price.

EQUITY COMPENSATION PLAN

  The Company has adopted the Equity Compensation Plan pursuant to which it has awarded and expects to award in the future stock options to its employees, officers, non-employee directors and certain independent contractors and consultants.

  The Equity Compensation Plan provides for the issuance to employees, non-employee directors and eligible independent contractors and consultants of up to 1,600,000 shares of Common Stock pursuant to the grant of incentive stock options ("ISOs"), non-qualified stock options ("NQSOs"), Stock Appreciation Rights ("SARs") and restricted stock. The Equity Compensation Plan is administered by a Committee of directors appointed by the Board of Directors (the "Committee") that currently consists of Messrs. Meltzer, Kerins and Regan. Upon the completion of this Offering, the Committee will consist of two directors that are not employees of the Company. Subject to the provisions of the Equity Compensation Plan, the Committee has the authority to determine to whom stock options will be granted and the terms of any such grant, including the number of shares subject to, the exercise price and the vesting provisions of, the award. Subject to the terms of the Equity Compensation Plan, the Committee may also amend the terms of any outstanding award.

  As of January 31, 1998, options to purchase a total of 721,899 shares of Common Stock at a weighted average exercise price per share of $2.99 were outstanding. Of these options, options to purchase 42,000 shares of Common Stock were fully vested and exercisable as of January 31, 1998. As of January 31, 1998, the Company had an additional 878,086 shares of Common Stock available for future grants under the Equity Compensation Plan.

  The option price per share of Common Stock under the Equity Compensation Plan is determined by the Committee at the time of each grant, provided, however, that the option price per share for any ISO may not be less than the fair market value of the Common Stock at the time of the grant. In addition, if a person who owns 10 percent or more of the Company's Common Stock (a "10% Shareholder") is granted an ISO, the exercise price for such ISO may not be less than 110% of the fair market value on the date of grant. The term of each stock option may not exceed ten years; in the case of a 10% shareholder, the term may not exceed five years. Payment for the exercise of an option may be made by cash, check or other instrument as the Committee may accept, including, in the discretion of the Committee, unrestricted Common Stock of the Company. The Committee may also allow an option holder to surrender all or a portion of a stock option and receive a number of shares of Common Stock with a value equal to the excess of the fair market value over the option price of the surrendered stock option or portion of the stock option.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SERIES A CONVERTIBLE NOTES

  In November 1997, the Company issued $5.8 million aggregate principal amount of Series A Notes to a group of investors, including $1.0 million to Grotech and $127,500 to the ABS Employees' Venture Fund Limited Partnership. The Series A Notes, which will be repaid upon the consummation of this offering, bear interest at the rate of 12% per annum. In addition, the Company issued warrants to these investors to purchase an aggregate of 48,550 shares of Common Stock at an exercise price of $11.90 per share, including a warrant issued to Grotech exercisable for 8,403 shares of Common Stock.

SERIES A PREFERRED STOCK

  Pursuant to the terms of the Stock Purchase Agreement dated July 15, 1997 by and among the Company, Keystone Ventures IV, L.P. ("Keystone Ventures"), Jason Olim and Matthew Olim (the "Stock Purchase Agreement"), Keystone Ventures purchased 254,582 shares of Series A Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), of the Company at a purchase price of $4.91 per share. The outstanding shares of Series A Preferred Stock will automatically convert upon the consummation of this Offering into an aggregate of 381,873 shares of Common Stock. John Regan is a Vice President of the general partner of Keystone Ventures and was elected to the Company's Board of Directors pursuant to an agreement among certain shareholders of the Company that terminates upon the consummation of this Offering. Keystone Ventures received certain registration rights in connection with this transaction. See "Shares Eligible for Future Sale--Registration Rights."

SERIES B PREFERRED STOCK

  Pursuant to the terms of the Stock Purchase Agreement, as amended by the Amendment No. 1 to the Stock Purchase Agreement dated as of August 5, 1997 by and among the Company, Keystone Ventures, Jason Olim, Matthew Olim, Grotech Partners IV, LP ("Grotech IV") and ABS Employees' Venture Fund Limited Partnership ("ABS"), (i) Grotech purchased 1,543,505 shares of Series B Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), of the Company at a purchase price of $5.45 per share, (ii) ABS purchased 62,000 shares of Series B Preferred Stock at a purchase price of $5.45 per share,
(iii) the Company issued to Grotech Capital a warrant to purchase up to 18,349 shares of Series B Preferred Stock at an exercise price of $5.45 per share, and (iv) the Company issued to Alex. Brown & Sons Incorporated, a predecessor-in-interest to BT Alex. Brown Incorporated ("BT Alex. Brown"), a warrant to purchase up to 103,211 shares of Series B Preferred Stock at an exercise price of $5.45 per share in partial consideration of its services as the placement agent for the offering of the Series A and Series B Preferred Stock. The outstanding shares of Series B Preferred Stock will automatically convert upon the consummation of this Offering into an aggregate of 2,408,258 shares of Common Stock and these warrants will automatically become exercisable for an aggregate of 182,341 shares Common Stock upon the consummation of this Offering. Patrick Kerins is a Managing Director of Grotech Capital, the general partner of Grotech IV, and was elected to the Company's Board of Directors pursuant to an agreement among certain shareholders of the Company that terminates upon the consummation of this Offering. Grotech IV, Grotech Capital, ABS and BT Alex. Brown received certain registration rights in connection with this transaction. See "Shares Eligible for Future Sale."

STOCK PURCHASE AND SHAREHOLDERS' AGREEMENT

  In May 1995, Milo Productions, Inc. ("Milo"), a corporation owned by Jason and Matthew Olim, entered into a general partnership with MBL Entertainment, Inc. ("MBL") to form a partnership company known as "Music Now." In December 1995, MBL, Alan Meltzer and Jason and Matthew Olim entered into non-binding discussions for the purpose of creating a new company ("NewCo") which would merge with Music Now. These discussions contemplated, among other things, that Alan Meltzer would make a significant cash investment in, and Jason and Matthew Olim would contribute all of the outstanding capital stock of both Milo and CDnow to, NewCo. The parties abandoned these discussions and, in August 1996, MBL and Alan Meltzer instituted a legal action against CDnow, Milo and Jason and Matthew Olim (the "Legal Action"). On December 6, 1996, the Company entered into a Stock Purchase and Shareholders' Agreement (the "Stock Purchase and Shareholders Agreement") with Milo, Jason Olim, Matthew Olim, Alan Meltzer, Jeffrey McClusky, Anthony Lucenti, William Brennan and MBL pursuant to which (i) Mr. Meltzer purchased, for an aggregate purchase price of $1,200,000, 921,834 shares of Common Stock and a warrant presently exercisable for 871,710 shares of Common Stock, and (ii) an aggregate of 882,606 shares of Common Stock were issued to Messrs. McClusky, Lucenti and Brennan, the sole shareholders of MBL, in exchange for substantially all of the assets and business of MBL. A primary inducement for these transactions was the mutual release by all parties to the Stock Purchase Agreement relating to (i) the Legal Action and (ii) all other prior agreements and relationships among such parties. At the time of the settlement, MBL and Music Now were inactive and had no assets or liabilities. In addition, pursuant to the terms of the Stock Purchase and Shareholders Agreement, each of Jason and Matthew Olim is generally restricted from competing with the Company's business for a three-year period ending on the termination of his relationship (either as an employee, director or consultant) with the Company. Mr. Meltzer has delivered written notice to the Company that he intends to effect a cashless exercise of his warrant upon the consummation of this offering and will receive 800,313 net shares of Common Stock.

SHAREHOLDER ADVANCES

  The Company had indebtedness due to Dave Olim, the father of Jason and Matthew Olim, in the amount of $74,740, at December 31, 1995. During 1996, Dave Olim advanced additional funds to the Company and on August 16, 1996, in consideration of the cancellation of the $81,923 balance of this debt, the Company issued 41,244 shares of the Company's Common Stock to Dave Olim. The exchange ratio used to convert the debt into shares of Common Stock was negotiated among Jason and Matthew Olim and their father, Dave Olim, and therefore cannot be considered an arms-length transaction.

NOTES PAYABLE

  On December 31, 1995, the Company issued a note for $100,000 to Alan Meltzer, a director of the Company. The proceeds from this loan were used for working capital purposes. All remaining amounts due under the note, which bore interest at the rate of 10%, were repaid on December 31, 1996.

  From November 16, 1996 through January 31, 1997, the Company received short-term loans aggregating $190,000 from Saltzman Music Partners and Nathan Schwartz and $60,000 from Robert Saltzman, an Executive Officer of the Company and a partner in Saltzman Music Partners. The proceeds from these loans, which bore interest at the rate of 6%, were used for working capital purposes. On May 15, 1997, the Company repaid $110,000 of the principal amount due under these loans. The remaining principal balance was repaid on July 16, 1997. As additional consideration for these loans, these private investors received warrants to purchase an aggregate of 136,362 shares of Common Stock (32,727 with respect to Robert Saltzman) at a price of $1.83 per share. The warrants expire on May 16, 1998 with respect to 59,997 shares of Common Stock and July 16, 1998 with respect to 76,365 shares of Common Stock.

  In 1997, the Company obtained three term loans at rates ranging from 8 to 9% from a bank for an aggregate amount of $219,000. The proceeds from these loans were used to purchase equipment and are secured by a lien on such equipment. These loans are guaranteed by Jason Olim and Matthew Olim.

                      PRINCIPAL AND SELLING SHAREHOLDERS
  The following table sets forth certain information regarding beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered hereby by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.


                                 BENEFICIAL OWNERSHIP    BENEFICIAL OWNERSHIP
                                   PRIOR TO OFFERING        AFTER OFFERING#
                                 ----------------------- -----------------------
NAME OF BENEFICIAL OWNER           SHARES      PERCENT     SHARES      PERCENT
------------------------         ------------ ---------- ------------ ----------
EXECUTIVE OFFICERS AND
 DIRECTORS
Jason Olim(1)..................     3,000,000     26.2%     3,000,000     20.0%
Matthew Olim(1)................     3,000,000     26.2      3,000,000     20.0
Alan Meltzer(2)................     1,722,147     15.1      1,722,147     11.5
Robert Saltzman(3).............        32,727        *         32,727        *
Joel Sussman(4)................         3,000        *          3,000        *
Patrick Kerins(5)..............         1,569        *          1,569        *
Michael Krupit(6)..............            --       --             --       --
Rod Parker(7)..................            --       --             --       --
John Regan(8)..................            --       --             --       --
All executive officers and
 directors as a group
 (9 persons)(9)................     7,759,443     67.6      7,759,443     51.5
FIVE PERCENT HOLDERS
Grotech Partners IV, L.P.(10)..     2,315,258     20.2      2,315,258     15.4
POTENTIAL SELLING STOCKHOLDERS
Jeffrey McCluskey..............       323,622      2.8        323,622      2.2
Anthony Lucenti................       279,492      2.4        279,492      1.9
William Brennan................       279,492      2.4        279,492      1.9
Keystone Ventures IV, L.P. ....       381,873      3.3        381,873      2.5

---------------------
 # Assumes no exercise of the Underwriters' over-allotment option. In the event such option is exercised in full, the selling stockholders will sell 135,000 shares allocated among them as follows: Jason Olim-35,100 shares; Matthew Olim-35,100 shares; Jeffrey McCluskey-16,200 shares; Anthony Lucent-16,200 shares; William Brennan-16,200 shares; and Alan Meltzer-16,200 shares.
 * Less than one percent.
 (1) Excludes 41,244 shares owned by Dave Olim, the father of Jason and Matthew Olim. Jason and Matthew Olim each disclaim beneficial ownership of these shares. The address of Jason and Matthew Olim is 610 Old York Road, Suite 300, Jenkintown, Pennsylvania 19046.
 (2) Includes 800,313 shares of Common Stock issuable upon the exercise of a presently exercisable warrant Mr. Meltzer has notified the Company that he intends to exercise this warrant upon the consummation of this Offering. The address of Mr. Meltzer is 944 Park Avenue, New York, New York 10028.
 (3) Represents 32,727 shares of Common Stock obtainable upon conversion of a presently exercisable warrant held by a trust of which Mr. Saltzman is the beneficiary. Excludes 75,000 shares of Common Stock that are not exercisable with the next 60 days under a stock option granted under the Equity Compensation Plan.
 (4) Represents shares of Common Stock obtainable upon the exercise of a stock option granted under the Equity Compensation Plan. Excludes 75,000 shares which are not exercisable within the next 60 days under a stock option granted under a stock option granted under such Plan.
 (5) Represents 1,569 shares of Common Stock obtainable upon the conversion of a presently exercisable warrant held by Patrick Kerins. Excludes 2,315,258 shares of Common Stock held by Grotech Partners IV, L.P. Patrick Kerins is a managing director of Grotech Partners IV, L.P. Mr. Kerins disclaims beneficial ownership of any shares owned by Grotech Partners IV L.P.
 (6) Excludes 30,000 shares of Common Stock that are not exercisable within the next 60 days under a stock option granted under the Equity Compensation Plan.
 (7) Represents shares of Common Stock obtainable upon the exercise of a stock option granted under the Equity Compensation Plan. Excludes 120,000 shares of Common Stock that are not exercisable within the next 60 days under a stock option granted under such Plan.
 (8) Excludes 381,873 shares of Common Stock held by Keystone Ventures IV, L.P. ("Keystone"). John Regan is a Vice President of the general partner of Keystone and disclaims beneficial ownership of any shares owned by Keystone.
 (9) Includes an aggregate of 37,296 shares of Common Stock obtainable upon the exercise of presently exercisable options and warrants.

(10) The address of Grotech Partners IV, L.P. is 9690 Deereco Road, Timonium, Maryland 21093. Grotech Partners IV, L.P. disclaims beneficial ownership of any shares beneficially owned by Patrick Kerins.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value (the "Common Stock"), and 20,000,000 shares of Preferred Stock, no par value (the "Preferred Stock"). Immediately after the sale of the 3,600,000 shares of Common Stock offered hereby, there will be 15,036,128 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. The following summary is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The election of directors is determined by a plurality of the votes cast and, except as otherwise required by law, all other matters are determined by a majority of the votes cast. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, subject to any preferential liquidation rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. The holders of Common Stock have no preemptive, subscription, redemption, sinking fund or conversion rights. The rights and preferences of holders of Common Stock will be subject to the rights of any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK

  The Company, by resolution of the Board of Directors and without any further vote or action by the shareholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 20,000,000 shares of Preferred Stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any such class or series, including the dividend rights, conversion rights, voting rights, redemption rights, and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company.

  Prior to the Offering, 254,582 shares of Series A Preferred Stock and 1,605,505 shares of Series B Preferred Stock were outstanding. Upon the consummation of this Offering, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock will be converted into 381,873 and 2,408,258 shares of Common Stock, respectively. No such shares of Series A Preferred Stock or shares of Series B Preferred Stock will be available for reissuance.

PENNSYLVANIA ANTI-TAKEOVER LAWS

  The Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), contains provisions applicable to publicly held Pennsylvania corporations that may be deemed to have an anti-takeover effect. The Company has specifically opted out of all but one of these provisions. The following is a description of the provision of the BCL that remains applicable to the Company.

  Under Section 1715 of the BCL, directors of the corporation are not required to regard the interests of the shareholders as being dominant or controlling in considering the best interests of the corporation. The directors may consider, to the extent they deem appropriate, such factors as the effects of any action upon any group affected by such action (including shareholders, employees, suppliers, customers and creditors of the corporation and upon communities in which offices or other establishments of the corporation are located); the short term and long term interests of the corporation (including benefits that may accrue to the corporation from its long term plans and the possibility that these interests may be best served by the continued independence of the corporation); the resources, intent and conduct of any person seeking to acquire control of the corporation; and all other pertinent factors. Section 1715 of the BCL further provides that any act of the board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of disinterested directors have assented will be presumed to satisfy the standard of care set forth in the BCL, unless it is proven by clear and convincing evidence that the disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of
Section 1715 of the BCL, directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

  Section 1715 of the BCL may discourage open market purchases of Common Stock or a non-negotiated tender or exchange offer for the Common Stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. In addition, Section 1715 of the BCL may have a depressive effect on the price of the Common Stock.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar with respect to the Common Stock is StockTrans, Inc., Ardmore, Pennsylvania.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The market price of the Common Stock will be adversely affected by the sale of substantial amounts of the Common Stock in the public market following this Offering. Upon completion of this Offering, the Company will have 15,036,128 shares of Common Stock outstanding. Of these shares, the Common Stock sold in this Offering to persons other than affiliates of the Company, will be freely tradeable without restriction or further registration under the Act. The remaining 11,436,128 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption is available, including an exemption afforded by Rule 144 or Rule 701 under the Securities Act. Subject to the contractual restrictions described below, approximately 7,845,684 Restricted Shares will be eligible for sale ninety days after the date of this Prospectus, subject to certain restrictions imposed by Rule 144. Certain restrictions apply to any shares of Common Stock purchased in this Offering by affiliates of the Company, which may be sold subject to volume limitations and certain other conditions of Rule 144. In addition, 721,914 shares subject to options issued under the Equity Compensation Plan will be eligible for sale pursuant to Rule 701 under the Securities Act.

  It is anticipated that a Registration Statement on Form S-8 covering the Common Stock that may be issued pursuant to the options granted under the Equity Compensation Plan will be filed shortly after the consummation of this Offering. The shares of Common Stock issued pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of the Company, who generally may only resell such shares in accordance with the provisions of Rule 144, other than the holding period requirement.

  The Company and its officers, directors and certain shareholders who collectively beneficially own 11,398,884 shares of Common Stock, have agreed with the underwriters that they will not sell or otherwise dispose of any shares of Common Stock (excluding shares offered by this Prospectus or shares purchased in the open market) for a period of 180 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated.

  Keystone Ventures, Grotech IV, ABS, BT Alex. Brown, Alan Meltzer, Jeffrey McClusky, Anthony Lucenti and William Brennan (collectively, the "Registration Rights Holders"), who collectively beneficially own 5,577,224 shares of Common Stock, have been granted by the Company certain demand and incidental registration rights. Under these registration rights, the Registration Rights Holders may require, on not more than two occasions at any time after six months following the date of this Offering, that the Company use its best efforts to file a registration statement covering the public sale of Common Stock having an aggregate public offering price of at least $10,000,000; provided, however, that the Company will have the right to delay such a demand registration under certain circumstances for a period not in excess of 120 days each in any 12-month period. The Registration Rights Holders will also have piggyback registration rights, subject to underwriter cut back, and the Registration Rights Holders, as separate classes, will have the right to one demand registration every 12 months on Form S-3, provided at least 30% of the securities within such class join in the demand, at least $500,000 worth of securities are to be sold in the registration and the Company will have the right to delay the registration for up to 120 days if, in the good faith judgment of the Company, the registration would be seriously detrimental to the Company and its shareholders. The registration rights expire six years after the date of this Offering, and no Registration Rights Holder can exercise any registration rights for an intended sale that can be effectuated in compliance with Rule 144 under the Securities Act.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom BT Alex. Brown Incorporated and NationsBanc Montgomery Securities LLC are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below.

      UNDERWRITERS                                              NUMBER OF SHARES
      ------------                                              ----------------
      BT Alex. Brown Incorporated..............................
      NationsBanc Montgomery Securities LLC....................
                                                                      ---
        Total..................................................
                                                                      ===

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered by this Prospectus (other than those subject to the Over-allotment Option described below) if any such shares are purchased. In the event of a default by the Underwriters, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable by the Representatives during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 540,000 shares of Common Stock at the same price per share as the initial shares of Common Stock to be purchased by the Underwriters. The Representative may exercise such option only to cover over-allotments in the sale of shares of Common Stock. To the extent that the Representatives exercise such option, the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same proportion of such additional shares of Common Stock as the number of shares of Common Stock to be purchased and offered by such Underwriters in the above table bears to the total number of shares in the above table.

  The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus, and through the Representatives to certain dealers at such price less a concession not in
excess of     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of     per share to certain other dealers.
After the Offering, the public offering price and other selling terms may be changed.

  The Company and its officers, directors and certain shareholders have agreed that, except for shares offered by this Prospectus, the underlying shares sold by the Company upon the exercise of options or warrants or shares purchased in the open market, they will not offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any interests therein, or any securities convertible into, or exchangeable for, shares of Common Stock, or rights to acquire the same, for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives, except pursuant to the Underwriting Agreement. Such consent may be given without any public notice.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock was determined after negotiation among the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of the operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

  In connection with the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Representatives may bid for and purchase Common Stock in the open market to stabilize the price of the Common Stock. The Underwriters may also over-allot the Offering, creating a syndicate short position, and may bid for and purchase Common Stock in the open market to cover the syndicate short position. The Representatives may also impose a penalty bid pursuant to which the Representatives may reclaim from any Underwriter or dealer participating in the Offering the selling concession on shares sold by them and purchased by the Representatives in stabilizing or short covering transactions. In addition, the Underwriters may bid for and purchase the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and may end these activities at any time.

  The Underwriters have reserved for sale, at the initial public offering price, up to 252,000 shares of the Common Stock offered hereby for employees and directors of the Company and certain other individuals who have expressed an interest in purchasing such shares of Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

  The Underwriters have informed the Company that they do not intend to confirm sales of Common Stock offered hereby for accounts over which they exercise discretionary authority.

  On August 5, 1997 the Company issued to a predecessor-in-interest to BT Alex. Brown a warrant (the "Warrant") to purchase 103,211 shares of Series B Preferred Stock at an exercise price of $5.45 per share in partial consideration of its services as the placement agent for the offering by the Company of the Series A Preferred Stock and Series B Preferred Stock. On the same date the ABS Employees' Venture Fund Limited Partnership ("ABS") purchased 62,000 shares of Series B Preferred Stock (the "ABS Shares") at a purchase price of $5.45 per share. (As a result of the 1.5-for-1 stock split to be effected prior to the consummation of the offering, the Warrant will instead become exercisable for 154,817 shares of Common Stock and the ABS Shares will be convertible into 93,000 shares of Common Stock.) On November 26, 1997, ABS was issued $127,500 of the Series A Notes with associated warrants ("Associated Warrants") to purchase 1,071 shares of Common Stock at an exercise price of $11.90 per share. Subject to final determination by NASD Regulation Inc., the Warrant, the Associated Warrants and the ABS Shares may be deemed to be underwriter's compensation for BT Alex. Brown.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Schnader Harrison Segal & Lewis LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

  The financial statements of the Company, as of December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commissions's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Registration Statement and certain other filings made with the Commission through its Electronic Data Gathering Analysis and Retrieval ("EDGAR") system are publicly available through the Company's Web site located at http://www.sec.gov. The Registration Statement has been filed with the Commission through EDGAR.

                                  CDNOW, INC.

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Public Accountants.................................. F-2
Balance Sheets............................................................ F-3
Statements of Operations.................................................. F-4
Statements of Redeemable Convertible Preferred Stock and Shareholders'
 Equity (Deficit)......................................................... F-5
Statements of Cash Flows.................................................. F-6
Notes to Financial Statements............................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CDnow, Inc.:

  We have audited the accompanying balance sheets of CDnow, Inc. (a Pennsylvania Corporation) as of December 31, 1996 and 1997, and the related statements of operations, redeemable convertible preferred stock and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CDnow, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Philadelphia, Pa.,

 January 14, 1998 (except for the
 stock split discussed in Note 2,
 as to which the date is February
 2, 1998)

                                  CDNOW, INC.

                                 BALANCE SHEETS

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1996        1997
                                                       ----------  -----------
                        ASSETS
CURRENT ASSETS:
 Cash and cash equivalents............................ $  775,865  $10,686,001
 Short-term investments...............................    245,641    1,003,045
 Accounts receivable, net of reserve of $12,000 and
  $77,000.............................................    130,437      324,411
 Prepaid expenses and other...........................     49,821    2,457,958
                                                       ----------  -----------
  Total current assets................................  1,201,764   14,471,415
PROPERTY AND EQUIPMENT, net...........................    362,035    1,884,296
OTHER ASSETS..........................................     11,660       92,714
                                                       ----------  -----------
                                                       $1,575,459  $16,448,425
                                                       ==========  ===========
    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Notes payable........................................ $  200,000  $ 5,575,288
 Current portion of term loans payable................     --           54,091
 Current portion of capitalized lease obligations.....     35,942      307,471
 Accounts payable.....................................    435,682    8,981,430
 Accrued expenses.....................................    129,317      579,413
 Deferred revenues....................................    166,107      188,466
 Advances due to related parties......................      3,261        3,261
                                                       ----------  -----------
  Total current liabilities...........................    970,309   15,689,420
                                                       ----------  -----------
TERM LOANS PAYABLE....................................     --          136,293
                                                       ----------  -----------
CAPITALIZED LEASE OBLIGATIONS.........................     91,133      825,851
                                                       ----------  -----------
DEFERRED RENT LIABILITY...............................     --           56,717
                                                       ----------  -----------
REDEEMABLE SERIES A AND B CONVERTIBLE PREFERRED STOCK
 (liquidation value of $10,328,219)...................     --        9,492,594
                                                       ----------  -----------
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS' EQUITY (DEFICIT):
 Preferred stock, no par value, 20,000,000 shares
  authorized, 254,582 Redeemable Series A Convertible
  shares and 1,605,505 Redeemable Series B Convertible
  shares issued and outstanding at December 31, 1997..     --          --
 Common stock, no par value, 50,000,000 shares
  authorized, 7,845,684 shares issued and outstanding
  at December 31, 1996 and 1997.......................    579,549      579,549
 Additional paid-in capital...........................     --        1,325,817
 Deferred compensation................................     --         (434,776)
 Accumulated deficit..................................    (65,532) (11,223,040)
                                                       ----------  -----------
  Total shareholders' equity (deficit)................    514,017   (9,752,450)
                                                       ----------  -----------
                                                       $1,575,459  $16,448,425
                                                       ==========  ===========

        The accompanying notes are an integral part of these statements.

                                  CDNOW, INC.

                            STATEMENTS OF OPERATIONS

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1995        1996          1997
                                         ----------  -----------  ------------
NET SALES............................... $2,176,474  $ 6,300,294  $ 17,372,795
COST OF SALES...........................  1,844,612    5,363,989    14,541,765
                                         ----------  -----------  ------------
  Gross profit..........................    331,862      936,305     2,831,030
                                         ----------  -----------  ------------
OPERATING EXPENSES:
 Operating and development..............    149,982      523,080     2,179,726
 Sales and marketing....................    200,972      621,454     9,242,179
 General and administrative.............    180,573      563,593     1,986,218
 Dispute settlement (Note 7)............     --        1,024,030       --
                                         ----------  -----------  ------------
                                            531,527    2,732,157    13,408,123
                                         ----------  -----------  ------------
  Operating loss........................   (199,665)  (1,795,852)  (10,577,093)
INTEREST INCOME.........................     --          --            201,650
INTEREST EXPENSE........................     (1,248)     (14,556)     (371,962)
                                         ----------  -----------  ------------
NET LOSS................................   (200,913)  (1,810,408)  (10,747,405)
ACCRETION OF PREFERRED STOCK TO
 REDEMPTION VALUE.......................     --          --           (410,103)
                                         ----------  -----------  ------------
NET LOSS APPLICABLE TO COMMON
 SHAREHOLDERS........................... $ (200,913) $(1,810,408) $(11,157,508)
                                         ==========  ===========  ============
PRO FORMA NET LOSS PER COMMON SHARE
 (unaudited)............................                          $      (0.91)
                                                                  ============
PRO FORMA WEIGHTED AVERAGE NUMBER OF
 COMMON AND COMMON EQUIVALENT SHARES
 (unaudited)............................                            11,765,287
                                                                  ============


        The accompanying notes are an integral part of these statements.

                                  CDNOW, INC.

            STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         SHAREHOLDERS' EQUITY (DEFICIT)

                                                         SHAREHOLDERS' EQUITY (DEFICIT)
                                     -------------------------------------------------------------------------
                         REDEEMABLE
                         CONVERTIBLE     COMMON STOCK       ADDITIONAL
                          PREFERRED  ---------------------   PAID-IN      DEFERRED   ACCUMULATED
                            STOCK     SHARES     AMOUNT      CAPITAL    COMPENSATION   DEFICIT        TOTAL
                         ----------- --------- -----------  ----------  ------------ ------------  -----------
BALANCE, DECEMBER 31,
 1994................... $   --         --     $   --       $   40,000   $   --      $    (58,449) $   (18,449)
 Issuance of common
  stock to founders.....     --      6,000,000     --           --           --           --           --
 Services contributed by
  the founders (Note
  9)....................     --         --         --          120,000       --           --           120,000
 Net loss...............     --         --         --           --           --          (200,913)    (200,913)
                         ----------  --------- -----------  ----------   ---------   ------------  -----------
BALANCE, DECEMBER 31,
 1995...................     --      6,000,000     --          160,000       --          (259,362)     (99,362)
 Sale of common stock
  and warrants..........     --        921,834   1,069,250     130,750       --           --         1,200,000
 Issuance of common
  stock in settlement of
  a dispute (Note 7)....     --        882,606   1,024,030      --           --           --         1,024,030
 Issuance of common
  stock to repay
  advances due to a
  related party.........     --         41,244      81,923      --           --           --            81,923
 Services contributed by
  the founders (Note
  9)....................     --         --         --          117,834       --           --           117,834
 Termination of S
  Corporation status....     --         --      (1,595,654)   (408,584)      --         2,004,238      --
 Net loss...............     --         --         --           --           --        (1,810,408)  (1,810,408)
                         ----------  --------- -----------  ----------   ---------   ------------  -----------
BALANCE, DECEMBER 31,
 1996...................     --      7,845,684     579,549      --           --           (65,532)     514,017
 Sale of Redeemable
  Series A and B
  Convertible Preferred
  Stock, net of expenses
  and value of warrants
  issued................  9,082,491     --         --          170,000       --           --           170,000
 Value of warrants
  issued with Series A
  Convertible Notes.....     --         --         --          404,425       --           --           404,425
 Grant of common stock
  options below deemed
  fair value for
  accounting purposes...     --         --         --          751,392    (751,392)       --           --
 Amortization of
  deferred
  compensation..........     --         --         --           --         316,616        --           316,616
 Accretion of preferred
  stock to redemption
  value.................    410,103     --         --           --           --          (410,103)    (410,103)
 Net loss...............     --         --         --           --           --       (10,747,405) (10,747,405)
                         ----------  --------- -----------  ----------   ---------   ------------  -----------
BALANCE, DECEMBER 31,
 1997................... $9,492,594  7,845,684 $   579,549  $1,325,817   $(434,776)  $(11,223,040) $(9,752,450)
                         ==========  ========= ===========  ==========   =========   ============  ===========


        The accompanying notes are an integral part of these statements.

                                  CDNOW, INC.

                            STATEMENTS OF CASH FLOWS

                                               YEAR ENDED DECEMBER 31,
                                          ------------------------------------
                                            1995        1996          1997
                                          ---------  -----------  ------------
OPERATING ACTIVITIES:
 Net loss................................ $(200,913) $(1,810,408) $(10,747,405)
 Adjustments to reconcile net loss to net
  cash provided by (used in)
  operating activities--
  Depreciation and amortization..........    32,999      105,439     1,066,815
  Provision for doubtful accounts........        --       12,000        65,000
  Common stock issued in settlement of a
   dispute...............................        --    1,024,030            --
  Services contributed by the founders...   120,000      117,834            --
  Increase in operating assets and
   liabilities--
   Accounts receivable...................   (56,127)     (86,310)     (258,974)
   Prepaid expenses and other............   (26,994)     (34,487)   (2,401,794)
   Accounts payable......................   109,386      326,296     8,545,748
   Accrued expenses......................    58,124       68,139       450,096
   Deferred revenue......................     4,952      161,155        22,359
   Deferred rent liability...............        --           --        56,717
                                          ---------  -----------  ------------
    Net cash provided by (used in)
     operating activities................    41,427     (116,312)   (3,201,438)
                                          ---------  -----------  ------------
INVESTING ACTIVITIES:
 Purchases of short-term investments.....        --     (245,641)     (757,404)
 Purchases of property and equipment.....  (135,777)    (198,985)     (912,560)
                                          ---------  -----------  ------------
    Net cash used in investing
     activities..........................  (135,777)    (444,626)   (1,669,964)
                                          ---------  -----------  ------------
FINANCING ACTIVITIES:
 Borrowings on term loans payable........        --           --       218,563
 Payments on term loans payable..........        --           --       (28,179)
 Borrowings on notes payable.............   100,000      200,000            --
 Payments on notes payable...............        --     (100,000)     (200,000)
 Proceeds from sale of common stock and
  warrants...............................        --    1,200,000            --
 Proceeds from issuance of Series A Notes
  and warrants...........................        --           --     5,602,706
 Proceeds from sale of preferred stock...        --           --     9,252,491
 Proceeds from advances due to related
  parties................................    37,683        6,341            --
 Payments on capitalized lease
  obligations............................    (1,529)     (13,350)      (64,043)
                                          ---------  -----------  ------------
    Net cash provided by financing
     activities..........................   136,154    1,292,991    14,781,538
                                          ---------  -----------  ------------
INCREASE IN CASH AND CASH EQUIVALENTS....    41,804      732,053     9,910,136
CASH AND CASH EQUIVALENTS, BEGINNING
 OF PERIOD...............................     2,008       43,812       775,865
                                          ---------  -----------  ------------
CASH AND CASH EQUIVALENTS, END
 OF PERIOD............................... $  43,812  $   775,865  $ 10,686,001
                                          =========  ===========  ============

        The accompanying notes are an integral part of these statements.

                                  CDNOW, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY:

  CDnow, Inc. (the "Company") is an online retailer of compact discs ("CDs") and other music-related products. The Company strives to combine the advantage of online commerce with superior customer focus in order to be the authoritative source of CDs and other music-related products. The Company contracts with outside warehouses for fulfillment services to deliver products to customers and, therefore, the Company maintains no inventories.

  Since inception (February 12, 1994), the Company has incurred significant losses, and as of December 31, 1997 had accumulated losses of $12,817,175. For the year ended December 31, 1997, the Company's net loss was $10,747,405. The Company intends to invest heavily in marketing and promotion, Web site development and technology, and development of its administration organization. As a result, the Company believes that it will incur substantial operating losses for the foreseeable future, and that the rate at which such losses will be incurred will increase significantly from current levels. Because the Company has relatively low product gross margins, achieving profitability given planned investment levels depends upon the Company's ability to generate and sustain substantially increased revenue levels. There can be no assurance that the Company will be able to generate sufficient revenues to achieve or sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Prospectus.

  In order to make the investments necessary to expand its business and to meet its cash flow requirements, the Company plans to raise capital through an initial public offering of its common stock (the "Offering"). If successfully completed, the net proceeds from the Offering, together with other available resources, will be sufficient to fund the Company's operations for at least the next twelve months after the Offering. If capital requirements vary materially from those currently planned, the Company may require additional financing sooner than anticipated.

  Based on the variable nature of a significant portion of the Company's expenditures, the cash balance at December 31, 1997, additional credit that may be secured from key vendors and management's belief that additional debt and equity financing can be raised, the Company believes that it has the ability to continue its business through December 31, 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Management's Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Pro Forma Net Loss Per Common Share (unaudited)

  Pro forma net loss per share was calculated by dividing the net loss by the weighted average number of common shares outstanding for 1997 adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method. Pursuant to the requirements of the Securities and Exchange Commission, common stock issued by the Company during the twelve months immediately preceding the Offering, plus the number of common equivalent shares which became issuable during the same period pursuant to the grant of common stock options and warrants, have been included in the calculation of the shares used in computing pro forma net loss per share as if they were outstanding for all of 1997 (using the treasury stock method and the estimated initial public offering price of $14.00 per share). Pursuant to the policy of the Securities and Exchange Commission, the calculation

                                  CDNOW, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

of shares used in computing pro forma net loss per share also includes the Redeemable Series A and B Convertible Preferred Stock, which will convert into 2,790,131 shares of common stock effective upon the closing of the Offering.

  Historical net loss per share amounts are not presented, since such amounts are not considered meaningful as a result of the significant change in the Company's capital structure that will occur in connection with the Offering (see Note 8).

  Cash and Cash Equivalents

  Cash equivalents are carried at cost plus accrued interest, which approximates fair value. The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Cash equivalents of $742,784 and $10,005,132 at December 31, 1996 and 1997, respectively, included government mortgage-backed bonds and highly rated corporate securities.

  Short-Term Investments

  At December 31, 1996 and 1997, short-term investments represented government mortgage-backed bonds maturing in less than a year and each was classified as available-for-sale. Pursuant to Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. At December 31, 1996 and 1997, amortized cost approximated fair value and unrealized gains and losses were immaterial. Gross unrealized holding gains and losses were immaterial in 1995, 1996 and 1997. The gross proceeds from sales and maturities of short-term investments were $248,097 in 1997. No short-term investments were sold or matured prior to 1997. Gross realized gains and losses were immaterial. For the purpose of determining gross realized gains and losses, the cost of the securities sold is based upon specific identification.

  Prepaid Expenses

  At December 31, 1997 prepaid expenses include $87,397 of net deferred financing costs related to the Series A Notes. Amortization of deferred financing costs was $87,397 in 1997 and is included in interest expense.

  Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter.

  Internally Developed Systems and Software

  The costs to develop internal systems and software, primarily payroll and related expenses for development and design of software, are charged to expense as incurred.

  Revenue Recognition

  Net sales, which consist primarily of recorded music sold via the Internet, include outbound shipping and handling charges and are recognized when the products are shipped. The Company records a reserve for estimated returns, which is based on historical return rates.

                                  CDNOW, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

  Operating and Development

  Operating and development expenses consist principally of payroll and related expenses for development, editorial, and network operations personnel and consultants and expenses for systems and telecommunications infrastructure.

  Sales and Marketing

  Advertising costs are included in sales and marketing expenses and are charged to expense as incurred. Such costs were $40,523, $61,432, and $6,834,000, for the years ended December 31, 1995, 1996 and 1997, respectively. The Company gives merchandise credit to the providers of various small Web sites through its Cosmic Credit Program. Expenses related to this program are included in sales and marketing expenses and, to date, have been immaterial. The Company estimates the amount of unused credits and includes this amount in accrued expenses.

  Gift Certificates and Coupons

  Gift certificates are included in deferred revenues in the accompanying balance sheets and are recognized as net sales when they are redeemed. The Company estimates the amount of outstanding coupons which will be redeemed and includes that amount in accrued expenses. This accrual is immaterial for all periods presented. Coupon expense is included in sales and marketing expenses.

  Supplemental Cash Flow Information

  For the years ended December 31, 1995, 1996 and 1997, the Company paid interest of $2,329, $19,467, and $284,565, respectively. In addition, the Company incurred $15,000, $126,954, and $1,070,290 in capitalized lease obligations for the years ended December 31, 1995, 1996 and 1997, respectively. Prior to 1995, the Company incurred no capitalized lease obligations and paid no interest. In 1996 the Company issued 41,244 shares of common stock to retire $81,923 of advances due to a related party (see Note
9).

  Recapitalization

  In April 1996, the Company amended its Articles of Incorporation to effect a 10,000-for-1 split of its common shares and to change the number of authorized common shares to 5,000,000. In July 1997, the Company amended its Articles of Incorporation to effect a 4-for-1 split of its common shares, to change the number of authorized common shares to 50,000,000, and to authorize 20,000,000 shares of preferred stock. In January 1998, the Company amended its Articles of Incorporation to effect a 1.5-for-1 split of its common shares. All references in the financial statements to the number of shares and to per share amounts have been retroactively restated to reflect all of these changes.

                                  CDNOW, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

  Recently Adopted Accounting Pronouncements

  In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share. The adoption of SFAS No. 128 had no impact on the Company's calculation of earnings per share.

  In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure." This statement establishes standards for disclosing information about an entity's capital structure. The Company has complied with the disclosure requirements of this statement.

  Recently Issued Accounting Pronouncements

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS 130 will not have a material effect on the Company's financial statements.

  In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. Management believes that SFAS 131 will not have an effect on the Company's financial statements.

3. RISKS AND UNCERTAINTIES:

  The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on key personnel, uncertain growth of online commerce, reliance on suppliers of entertainment products, government regulation, online commerce security risks, substantial competition, reliance on certain vendors, risk of system failure, absence of redundant facilities, and capacity constraints. See "Risk Factors" in the Prospectus.

  Dependence on Suppliers

  The Company's primary provider of order fulfillment for recorded music titles is Valley Record Distributors ("Valley"). The Company has no fulfillment operation or facility of its own and, accordingly, is dependent upon maintaining its existing relationship with Valley or establishing a new fulfillment relationship with one of the few other fulfillment operations. There can be no assurance that the Company will maintain its relationship with Valley beyond the term of its existing two year agreement, which expires in June 1999, or that it will be able to find an alternative, comparable vendor capable of providing fulfillment services on terms satisfactory to the Company should its relationship with Valley terminate. Valley accounted for 70%, 72% and 78% of the cost of sales in 1995, 1996 and 1997, respectively. Additionally, the Company purchased all of its import music titles from another vendor. This vendor

                                  CDNOW, INC.

3. RISKS AND UNCERTAINTIES: (CONTINUED)

accounted for 21% and 14% of the cost of sales in 1995 and 1996. The Company replaced this vendor during the year ended December 31, 1997 and neither the current nor the former vendor accounted for more than 10% of cost of sales in the year ended December 31, 1997.

  International Sales

  The Company derived 22%, 40% and 29% of revenues in 1995, 1996 and 1997, respectively, from customers outside the United States. All international sales are paid in U.S. dollars.

4. PROPERTY AND EQUIPMENT:

                                                      DECEMBER 31,
                                 USEFUL LIFE/ -------------------------------
                                  LEASE TERM    1995      1996        1997
                                 ------------ --------  ---------  ----------
   Computers and equipment......   3 years    $164,530  $ 387,348  $2,090,144
   Office furniture and
    equipment...................   5 years      14,755    117,876     397,930
                                              --------  ---------  ----------
                                               179,285    505,224   2,488,074
   Less--Accumulated
    depreciation and
    amortization................               (37,750)  (143,189)   (603,778)
                                              --------  ---------  ----------
                                              $141,535  $ 362,035  $1,884,296
                                              ========  =========  ==========

  Depreciation and amortization expense in 1995, 1996 and 1997 was $32,999, $105,439, and $460,589 respectively. Total property and equipment under capital leases was $15,000, $141,954 and, $1,217,130, less accumulated amortization of $2,500, $25,659 and $252,988, at December 31, 1995, 1996 and
1997, respectively.

5. INCOME TAXES:

  The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  From inception (February 12, 1994) until April 25, 1995, the Company operated as an unincorporated entity. From April 25, 1995 until December 5, 1996, the Company was incorporated and elected to be taxed under Subchapter S of the Internal Revenue Code. As a result, the Company was not subject to federal or state income taxes, and the taxable loss of the Company was included in the shareholders' individual tax returns. On December 6, 1996, the Company terminated its status as an S corporation and is now subject to federal and state income taxes.

  At December 31, 1997, the Company had a net operating loss carryforward for federal income tax purposes of approximately $9,700,000. The net operating loss carryforward will expire in 2005. The

                                  CDNOW, INC.

5. INCOME TAXES: (CONTINUED)

Company's utilization of its loss carryforward will be limited pursuant to the Tax Reform Act of 1986, due to cumulative changes in ownership in excess of 50%.

  The approximate income tax effect of each type of temporary difference and the loss carryforward is as follows:

                                                             DECEMBER 31,
                                                         ----------------------
                                                           1996        1997
                                                         ---------  -----------
Accruals and reserves not currently deductible.......... $   6,275  $    38,590
Benefit of net operating loss carryforward..............     1,592    3,240,322
Development expenses not currently deductible...........   160,062      476,736
Depreciation methods....................................    12,134       37,634
Deferred revenues.......................................    42,500       64,078
                                                         ---------  -----------
                                                           222,563    3,857,360
Valuation allowance.....................................  (222,563)  (3,857,360)
                                                         ---------  -----------
                                                         $  --      $   --
                                                         =========  ===========

  Due to the uncertain realization of the deferred tax asset, the Company has provided a full valuation allowance.

6. DEBT:

  On December 31, 1995, the Company issued a note for $100,000 to a private investor who is also a member of the Company's Board of Directors. The note plus accrued interest of 10% was repaid on December 31, 1996.

  From November 16, 1996 through January 31, 1997, the Company received short-term loans of $250,000 from certain unrelated investors. The investors received warrants as part of the consideration for the loans (see Note 8). These loans bore interest at 6% per year. On May 15, 1997, the Company repaid $110,000 of the loans and, on July 16, 1997, the remaining unpaid balance plus accrued interest was paid.

  In 1997, the Company obtained three term loans from a bank for an aggregate of $218,563. The proceeds from the loans were used to purchase equipment, which equipment collateralizes the loans. The two founders of the Company have personally guaranteed the loans. The loans bear interest at rates ranging from 8.0% to 9.0% and are repayable in installments over 36 to 48 months. Annual principal repayments are $57,351 in 1998, $62,300 in 1999, $45,676 in 2000 and
$25,061 in 2001.

  In November 1997, the Company sold $5,777,500 of Series A Convertible Notes (Series A Notes) to certain investors, including $1,000,000 to an existing shareholder. The notes bear interest at an annual rate of 12% and are due upon consummation of the Offering. In connection with the sale of the Series A Notes, the Company issued warrants to these investors. The warrants allow the investors to purchase 48,550 shares of common stock at an exercise price of $11.90. The warrants were valued using the Black-Scholes model and the Series A Notes were recorded net of the value of $404,425 assigned to the warrants. The notes are being amortized to their face amount over their estimated term, with $202,213 of amortization included in interest expense for the year ended December 31, 1997. If the Offering is not

                                  CDNOW, INC.

consummated by June 30, 1998, the loan will convert into shares of Preferred Stock at the price per share paid in the next private round of financing, or at $5.45 per share if such private round is not consummated by June 30, 1998 (the Private Price), and the warrants will enable the investors to purchase $1,155,000 of the security received upon the above conversion at a price per share equal to 85% of the Private Price.

7. DISPUTE SETTLEMENT:

  In May 1995, MILO Productions, Inc. ("MILO"), which was owned by the Company's then shareholders, entered into a partnership with MBL Entertainment, Inc. ("MBL") called Music Now. In December 1995, MBL, an investor and the Company's then shareholders entered into nonbinding discussions for the purpose of creating a new company ("NewCo") which would merge with Music Now. These discussions contemplated, among other things, that the private investor would make a significant cash investment in, and the Company's then shareholders would contribute all of the outstanding capital stock of both MILO and the Company, to NewCo. The parties abandoned these discussions in August 1996, and MBL and the private investor subsequently instituted a legal action against the Company, MILO and the Company's then shareholders. On December 6, 1996, the Company and all parties involved in this dispute negotiated a settlement pursuant to which (i) the private investor made an investment in the Company (see Note 8) and (ii) the shareholders of MBL were issued an aggregate of 882,606 shares of common stock. The shares issued to the shareholders of MBL were valued at $1,024,030 based on the sale of common stock to the investor, which valued the common stock at $1.16 per share (see Note 8), with the related charge recorded as an expense in the accompanying statement of operations for the year ended December 31, 1996. At the time of the settlement, MBL and Music Now were inactive and had no assets or liabilities.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY:

  Common Stock

  In December 1996, the Company sold to an investor 921,834 shares of common stock and a warrant to purchase an additional 871,710 common shares at $1.15 per share, for aggregate consideration of $1,200,000. Using the Black-Scholes model, the warrants were valued at $130,750. The remaining amount of the proceeds of $1,069,250 was allocated to common stock, resulting in a value per share of $1.16. The warrant expires on June 16, 1998. The investor received the right to appoint two members of the Company's Board of Directors, each having one-half vote. This right will terminate upon the consummation of the Offering. The investor, who is a director of the Company, intends to exercise the warrant upon consummation of this Offering, by tendering to the Company 71,397 shares received upon exercise to satisfy the $999,561 exercise price. This cashless exercise will result in 800,313 net shares of common stock being received by the investor.

  Preferred Stock

  As of December 31, 1997, the Company had 20,000,000 shares of preferred stock authorized, of which 254,582 were designated, issued and outstanding as no par value Redeemable Series A Convertible Preferred Stock ("Series A Preferred") and 1,605,505 were designated, issued and outstanding as no par value Redeemable Series B Convertible Preferred Stock ("Series B Preferred"). The Series A Preferred was sold to an investor in July 1997 for $4.91 per share, resulting in proceeds to the Company of $1,152,186, net of expenses. The Series B Preferred was sold to investors in August 1997 for $5.45 per share, resulting in proceeds to the Company of $8,100,305, net of expenses.

  Each share of Series A and B Preferred is convertible into shares of the Company's common stock at a rate of 1.5 to 1. In addition, effective upon the closing of the Offering, all shares of Series A and Series B

                                  CDNOW, INC.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
   SHAREHOLDERS' EQUITY: (CONTINUED)

Preferred will automatically convert into common stock on a 1.5-for-1 basis, subject to certain adjustments. Each preferred stockholder is entitled to 1.5 votes per share and registration rights, as defined. The Series A and B Preferred shareholders each have the right to appoint one Board member. This right terminates upon the closing of the Offering.

  Beginning January 1, 2003, the Series A and B Preferred are redeemable at the option of a majority of the holders at $4.91 per share and $5.45 per share, respectively, plus accrued but unpaid dividends, if any. The Series A and B Preferred are being accreted to their redemption values for accounting purposes. The holders of Series A and B Preferred are entitled to receive cumulative dividends of 8% per share per year, when and if declared by the Company; provided, however, that no dividends may be declared or paid on common stock unless all cumulative dividends have been declared and paid on the preferred stock. The Series A and Series B Preferred have liquidation preferences equal to $4.91 per share and $5.45 per share, respectively, plus any accrued and unpaid dividends.

  Equity Compensation Plan

  On June 1, 1996, the Company adopted the Equity Compensation Plan (the "Plan"). Under the Plan, incentive and nonqualified stock options, restricted stock and stock appreciation rights may be granted to employees, officers, employee directors and independent contractors and consultants. An aggregate of 1,600,000 shares of common stock have been reserved for issuance under the Plan. No stock options, restricted stock or stock appreciation rights were granted in 1996.


  Information relative to the Plan is as follows:

                                                                      WEIGHTED
                                                                      AVERAGE
                                          RANGE OF       AGGREGATE    EXERCISE
                               SHARES  EXERCISE PRICES EXERCISE PRICE  PRICE
                               ------- --------------- -------------- --------
   Outstanding January 1,
    1997......................   --          --              --          --
   Granted.................... 721,914  $1.33-$10.00     $2,157,680    $2.99
                               -------  ------------     ----------    -----
   Outstanding December 31,
    1997...................... 721,914  $1.33-$10.00     $2,157,680    $2.99
                               =======  ============     ==========    =====

  As of December 31, 1997, there were 42,000 options exercisable with a weighted average exercise price of $2.17 per share. In addition, as of December 31, 1997, there were 878,086 additional options to purchase common stock available for grant under the Plan.

  The Company accounts for its option grants under APB Opinion No. 25 and related interpretations. Accordingly, compensation has been recorded for the Plan based on the intrinsic value of the stock option at the date of grant (i.e., the difference between the exercise price and the fair value of the Company's stock). Compensation, if any, is deferred and recorded as expense over the vesting period. For the year ended December 31, 1997, deferred compensation of $751,392 was recorded for options granted, of which $316,616 was charged to compensation expense.

  In 1995, the FASB issued SFAS No. 123 "Accounting for Stock Based Compensation" (SFAS 123). SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans.

  This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. SFAS 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method

                                  CDNOW, INC.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
   SHAREHOLDERS' EQUITY: (CONTINUED)

used to account for the plan. Had the Company recognized compensation cost for its stock option plan consistent with the provisions of SFAS 123, the Company's pro forma net loss and net loss per common share for the year ended December 31, 1997 would have been as follows:

                                                                      YEAR
                                                                     ENDED
                                                                  DECEMBER 31,
                                                                      1997
                                                                  ------------
   Net loss:
     As reported................................................. $(10,747,405)
                                                                  ============
     Pro forma................................................... $(10,855,135)
                                                                  ============
   Net loss per common share:
     As reported................................................. $      (0.91)
                                                                  ============
     Pro forma................................................... $      (0.93)
                                                                  ============


  The weighted average fair value of the stock options granted during the year ended December 31, 1997 was $2.63. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions: risk free interest rates ranging from 6.4% to 6.8% based on the rates in effect on the date of grant, a volatility of 60% for options granted subsequent to the filing date of the Company's registration statement, no expected dividend yield, and an expected life of eight years for the options.

  Warrants

  In August 1997, the Company issued warrants to purchase 121,560 shares of Series B Preferred at an exercise price of $5.45 per share in connection with the Series B Preferred financing. The warrants were issued to one of the investors in the Series B Preferred and to the agent who represented the Company in that financing. These warrants expire in August 2002. Upon the closing of the Offering, the warrants will convert to warrants to purchase 182,341 shares of common stock at $3.63 per share. Using the Black-Scholes model, the warrants were valued at $170,000. This amount was recorded as a reduction in the carrying value of the preferred stock and will be amortized and included in the accretion to the redemption value of the preferred stock recorded in each period.

  As consideration for certain loans, the lenders received warrants to purchase 59,997 and 76,365 shares of common stock at a price of $1.83 per share until May 16, 1998 and July 16, 1998, respectively (see Note 6). Based on the warrants' 18-month term and exercise price, the Black-Scholes model calculated a minimal value for the warrants.

9. RELATED-PARTY TRANSACTIONS:

  Additional paid-in capital represents the deemed fair value of services contributed to the Company by the founders in 1994, 1995 and 1996. During this period, one of the founders served as President and the other was responsible for the development of the Company's system architecture and transactions systems. In 1994 and 1995, the founders were paid no compensation and in 1996 the founders' compensation was below market. The fair value of services contributed by the founders was determined by the Company's Board of Directors. In determining the value, the Board considered the founders' level of experience, position in the Company, the compensation level of other employees, the Company's financial resources and the status of the Company's development.

                                  CDNOW, INC.

9. RELATED-PARTY TRANSACTIONS: (CONTINUED)

  The Company had a $3,261 advance due to a founder at December 31, 1996 and 1997. At December 31, 1995 the Company had advances due to a founder and his father of $4,103 and $74,740, respectively. During 1996, the father advanced additional funds to the Company and, on August 16, 1996, in consideration of the cancellation of $81,923 debt due to the father, the Company issued 41,244 shares of the Company's common stock. The exchange ratio used to convert the debt into shares of common stock was negotiated between the founders and their father and cannot be considered arms-length.

10. COMMITMENTS AND CONTINGENCIES:

  Yahoo Agreement

  In August 1997, the Company entered into an agreement with Yahoo! Inc. (the "Yahoo Agreement"), pursuant to which the Company became the exclusive retail music store sponsor of the www.yahoo.com Web site. The Yahoo Agreement consists of two one-year terms. The initial term began in October 1997 and will expire on October 5, 1998. The Company can terminate the contract after the first year by providing Yahoo with notice, as defined, and paying a termination fee. During the first one-year term, the Company is required to pay Yahoo $3,900,000 (of which $900,000 was paid in 1997, ) in exchange for a specified number of page views. The Company expects to amortize the costs associated with the Yahoo Agreement over the contract term, with the amortization method primarily based on the rate of delivery of a guaranteed number of impressions to be received during the contract term. The Company will continue to evaluate the realizability of this asset and, if necessary, write down the asset to realizable value. In connection with the Yahoo Agreement, the Company paid Yahoo an additional $600,000 for advertising in August and September 1997, which amount was charged to expense.

  Excite Agreement

  On September 30, 1997, the Company entered into a two-year agreement with Excite, Inc. (the "Excite Agreement"), pursuant to which the Company became the exclusive retail music store sponsor of the WebCrawler.com Web site. The Excite Agreement requires the Company to pay Excite a set-up fee, an annual exclusivity fee and an annual sponsorship fee for ongoing programming, links, placements, advertisements and promotions. The Company has agreed to pay Excite a minimum of $4,500,000 over the contract term, of which $500,000 was paid by December 31, 1997, $2,125,000 will be paid in 1998 and $1,875,000 will be paid in 1999. The Company expects to amortize the costs associated with Excite agreement over the contract term, with the amortization method primarily based on the rate of the delivery of a guaranteed number of impressions to be received during the contract term. The Company will continue to evaluate the realizability of the unamortized balance and, if necessary, write down the balance to realizable value.

  Other Agreements

  On January 5, 1998 the Company entered into a strategic alliance with GeoCities pursuant to which the Company has been designated as the exclusive music retailer as well as one of four key commerce partners that will occupy a premier position on certain pages of the GeoCities Web site. In January 1998, the Company has also committed to purchase national advertising on the 1998 Grammy(R) Awards and the 1998 American Music Awards. The Company's aggregate commitment under these arrangements, together with certain other advertising commitments in 1998, is approximately $3.9 million.

                                  CDNOW, INC.

10. COMMITMENTS AND CONTINGENCIES: (CONTINUED)

  Leases

  The Company has entered into various noncancelable operating and capital leases for office space, telephones and other equipment. Future minimum lease payments under operating and capital leases as of December 31, 1997 are as follows:

                             OPERATING   CAPITAL
                             ---------- ----------
   1997....................  $  291,033 $  464,103
   1998....................     302,044    453,629
   1999....................     320,714    388,761
   2000....................     316,775    146,407
   2001....................     226,037     --
                             ---------- ----------
   Total minimum lease
    payments...............  $1,456,603  1,452,900
                             ==========
   Less--Amount
    representing interest..               (319,578)
                                        ----------
   Present value of minimum
    capitalized lease
    payments...............             $1,133,322
                                        ==========

  Rent expense under operating leases was $51,836, $16,905 and $207,724, in 1995, 1996 and 1997, respectively.

  Legal Actions

  From time-to-time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. The Company believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which, would have a materially adverse effect on the Company.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Financial and Operating Data....................................  19
Management's Discussion and Analysis of Financial Condition and Results
of Operations............................................................  20
Business.................................................................  28
Management...............................................................  38
Certain Relationships and Related Transactions...........................  42
Principal and Selling Shareholders.......................................  44
Description of Capital Stock.............................................  45
Shares Eligible for Future Sale..........................................  47
Underwriting.............................................................  48
Legal Matters............................................................  50
Experts..................................................................  50
Additional Information...................................................  50
Index to Financial Statements............................................ F-1

                               ----------------

  UNTIL       , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,600,000 Shares


                                     LOGO

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------


                                BT ALEX. BROWN

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                      , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
 -------                           -----------                             ----
  1.1    Form of Underwriting Agreement. #
  3.1    Amended and Restated Articles of Incorporation of the
         Company.**
  3.2    Amended and Restated Bylaws of the Registrant.**
  3.3    Amendment No. 1 to Amended and Restated Bylaws of the
         Registrant*
  5.1    Opinion of Morgan, Lewis & Bockius LLP regarding legality of the shares of Common Stock being registered.#
 10.1    Stock Purchase Agreement dated as of July 15, 1997 by the
         Registrant and certain shareholders of the Registrant.**
 10.2    Amendment No. 1 to Stock Purchase Agreement dated as of August
         5, 1997 by the Registrant and certain shareholders of the
         Registrant.**
 10.3    Investors' Rights Agreement dated as of July 15, 1997 by the
         Registrant and certain shareholders of the Registrant.**
 10.4    CDnow, Inc. 1996 Equity Compensation Plan.**
 10.5    Amendment 1997-1 to the CDnow, Inc. 1996 Equity Compensation
         Plan.**
 10.6    Warrant dated August 5, 1997 issued by the Registrant to Alex.
         Brown & Sons Incorporated**
 10.7    Warrant dated August 5, 1997 issued by the Registrant to
         Grotech Capital
         Group IV, L.L.P.**
 10.8    Linking Agreement dated September 30, 1997 by and between the
         Registrant and Excite, Inc. (Confidential Treatment
         Requested)**
 10.9    Advertising and Promotion Agreement dated as of August 21, 1997 by and between the Registrant and Yahoo! Inc. (Confidential
         Treatment Requested)**
 10.10   Stock Purchase and Shareholders' Agreement dated December 6,
         1996 among Registrant and others.**
 10.11   Order Fulfillment Agreement dated as of June 24, 1997 between
         Registrant and Sound Delivery. (Confidential Treatment
         Requested)**
 10.12   Advertising Agreement dated as of January 5, 1998 between the
         Registrant and GeoCities. (Confidential Treatment Requested)**
 10.13   Amendment 1998-1 to the CDnow, Inc. 1996 Equity Compensation
         Plan.*
 11.1    Statement re: Computation of Per Share Earnings.**
 23.1    Consent of Arthur Andersen LLP. *
 23.2    Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto).
 24.1    Power of Attorney.**
 27.1    Financial Data Schedule. **

---------------------
* Filed herewith.
** Previously Filed.
# To be filed by amendment.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of Common Stock being registered, all of which are being borne by the Company:

   Registration fee...................................................  $17,700
   NASD filing fee....................................................    6,500
   Transfer agent and registrar fees..................................   25,000
   Printing and engraving.............................................  150,000
   Legal fees.........................................................  250,000
   Blue Sky fees and expenses.........................................    8,500
   Nasdaq National Market listing fee.................................   50,000
   Accounting fees....................................................  225,000
   Miscellaneous......................................................   67,300
   Total.............................................................. $800,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's Amended and Restated Articles of Incorporation and By-laws require the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was a director or officer of the Registrant or any other person designated by the Board of Directors (which may include any person serving at the request of the Registrant as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise), in each case, against certain liabilities (including damages, judgments, amounts paid in settlement, fines, penalties and expenses (including attorneys' fees and disbursements)), except where such indemnification is expressly prohibited by applicable law, where such person has engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Pennsylvania law permits the Registrant to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the stockholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant has a directors and officers liability insurance policy.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


  Since the Company's incorporation in April 1995, the Company has issued and sold the following unregistered securities:

    1. On August 16, 1996, the Company issued 41,244 shares to an accredited investor in exchange for the cancellation of $81,923 of debt owed by the Company to this investor.

    2. On December 6, 1996, the Company issued 921,834 shares of Common Stock to an accredited investor for $1,200,000 and an aggregate of 882,606 shares of Common Stock to three investors in exchange for substantially all of the business and assets of an organization owned by these investors.

    3. On July 15, 1997, the Company issued 254,582 shares of Series A Preferred Stock to an accredited investor for $1,250,000.

    4. On August 5, 1997, the Company issued 1,605,605 shares of Common Stock to two accredited investors for an aggregate of $8,750,000.

    5. On November 26, 1997, the Company issued $5,777,500 in aggregate principal amount of its Series A Convertible Notes and associated warrants exercisable for capital stock of the Company.

  The Company believes that the transactions described above were exempt from registration under Section 4(2) of the Act because the subject securities were sold to a limited group of persons, each of whom was believed to have been either an accredited investor or a sophisticated investor or had a pre-existing business or personal relationship with the Company or its management and was purchasing for investment without a view to further distribution. Restrictive legends were placed on stock certificates evidencing the shares and/or agreements relating to the right to purchase such shares described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

  The following is a list of exhibits filed as part of this Registration Statement.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1.1    Form of Underwriting Agreement. #
  3.1    Amended and Restated Articles of Incorporation of the Company.**
  3.2    Amended and Restated Bylaws of the Registrant.**
  3.3    Amendment No. 1 to Amended and Restated Bylaws of the Registrant.*
  5.1    Opinion of Morgan, Lewis & Bockius LLP regarding legality of the shares of Common Stock being registered.#
 10.1    Stock Purchase Agreement dated as of July 15, 1997 by the Registrant and certain shareholders of the Registrant.**
 10.2    Amendment No. 1 to Stock Purchase Agreement dated as of August 5, 1997 by the Registrant and certain shareholders of the Registrant.**
 10.3    Investors' Rights Agreement dated as of July 15, 1997 by the
         Registrant and certain shareholders of the Registrant.**
 10.4    CDnow, Inc. 1996 Equity Compensation Plan.**
 10.5    Amendment 1997-1 to the CDnow, Inc. 1996 Equity Compensation Plan.**
 10.6    Warrant dated August 5, 1997 issued by the Registrant to Alex. Brown &
         Sons Incorporated**
 10.7    Warrant dated August 5, 1997 issued by the Registrant to Grotech
         Capital Group IV, L.L.P.**
 10.8    Linking Agreement dated September 30, 1997 by and between the
         Registrant and Excite, Inc. (Confidential Treatment Requested)**
 10.9    Advertising and Promotion Agreement dated as of August 21, 1997 by and between the Registrant and Yahoo! Inc. (Confidential Treatment
         Requested)**
 10.10   Stock Purchase and Shareholders' Agreement dated December 6, 1996 among Registrant and others.**
 10.11   Order Fulfillment Agreement dated as of June 24, 1997 between
         Registrant and Sound Delivery. (Confidential Treatment Requested)**
 10.12   Advertising Agreement dated as of January 5, 1998 between the
         Registrant and GeoCities. (Confidential Treatment Requested)**
 10.13   Amendment 1998-1 to the CDNow, Inc. 1996 Equity Compensation Plan.*

11.1  Statement re: Computation of Per Share Earnings.**
23.1  Consent of Arthur Andersen LLP. *
23.2  Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto).
24.1  Power of Attorney.**
27.1  Financial Data Schedule. **

---------------------
*Filed herewith.
**Previously filed.
#To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  (i) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (ii) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (iii) The undersigned Registrant hereby undertakes that:
    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN JENKINTOWN, PENNSYLVANIA ON FEBRUARY 3, 1998.

                                          CDnow, Inc.

                                                      /s/ Jason Olim
                                          By: _________________________________
                                               JASON OLIM, PRESIDENT, CHIEF
                                             EXECUTIVE OFFICER AND CHAIRMAN OF
                                                         THE BOARD

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                NAME                          CAPACITY               DATE

           /s/ Jason Olim               President, Chief
-------------------------------------    Executive Officer       February 3,
             JASON OLIM                  and Chairman of the      1998
                                         Board (principal
                                         executive officer)

          /s/ Joel Sussman              Vice President and
-------------------------------------    Chief Financial         February 3,
            JOEL SUSSMAN                 Officer (principal       1998
                                         financial and
                                         accounting officer)

                  *                     Director
-------------------------------------                            February 3,
            MATTHEW OLIM                                          1998

                  *                     Director
-------------------------------------                            February 3,
            ALAN MELTZER                                          1998

                  *                     Director
-------------------------------------                            February 3,
           PATRICK KERINS                                         1998

                  *                     Director
-------------------------------------                            February 3,
             JOHN REGAN                                           1998

          /s/ Joel Sussman
*By: ________________________________
  JOEL SUSSMAN, AS ATTORNEY-IN-FACT